3/17

08001316

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Safran

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
MAR 1 9 2008
THOMSON
FINANCIAL

FILE NO. 82- 34974

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 3/18/08

Consolidated balance sheet and income statement

December 31, 2007

SAFRAN

Sagem Mobiles
SAFRAN Group

BIRD

RECEIVED
2008 MAR 17 A 8:33

Sagem Mobiles is simplifying its structure in China

Press release

Paris, February 29, 2008 – Sagem Mobiles (SAFRAN Group) is announcing a project in order to simplify its manufacturing structure in China.

Since 1999, mobile activities of SAGEM have grown in China in partnership with Ningbo Bird. Therefore Sagem Mobiles has set up activities both in R&D and in manufacturing located in Ningbo, south of Shanghaï (Zhejiang region).

The manufacturing Joint Venture (JV) NingBo Bird Sagem Electronics Co. Ltd (NBBSE) is today a key element in the manufacturing set up of Sagem Mobiles. The share of quantities manufactured by the JV for SAGEM becoming the wide majority, the partners decided to make the JV evolve towards a "wholly foreign owned enterprise" owned by Sagem Mobiles. This project will be of the same kind as the evolution managed end of 2007 on the R&D J.V. which became Sagem Mobiles R&D Ningbo Co. Ltd (SMRDN).

« Since its creation in 2002, the manufacturing JV NBBSE has increased step by step its skills to play an important role in the production of SAGEM mobiles. This project targets to clarify this role in accordance with our partner » declared Thierry Buffenoir, CEO and Chairman of the Board of Sagem Mobiles.

« The market drives us to make our tools evolve and the quality of the partnership with Sagem Mobiles allows us to do this » declared M. Xu Lihua, CEO of Ningbo Bird.

About Sagem Mobiles
Sagem Mobiles (SAFRAN group) is a major actor on the mobile communications market. Present around the globe, Sagem Mobiles designs, develops, produces and markets ranges of mobile telephones using advanced technologies (fixed-mobile convergence, mobile TV, NFC/RFID identification solutions, etc.) together with a wide range of mobile phone accessories. Sagem Mobiles also develops and produces mobile phones for ODM (Original Design Manufacturer) offerings.
For more information, visit www.sagem.com/mobiles and www.safran-group.com

About Ningbo Bird
Ningbo Bird Co. Ltd is a stock listed high-tech company which is specializing in the R&D, manufacture and marketing of mobile communication equipment. It is the first largest Chinese mobile maker which has already passed through the examine and approve hold by National Science & Technology Department and The Chinese Academy of Sciences.
Please consult the Bird web site: www.chinabird.com

Sagem Mobiles
SAFRAN Group
Direction de la Communication
2, rue du Petit Albi
95800 Cergy St. Christophe
FRANCE
www.safran-group.com
www.sagem.com

Yves Portalier / M de Wever
Tel +33 (0) 1 58 12 45 12
Fax +33 (0)1 58 23 74 54
yves.portalier@sagem.com

On February 13, 2008, the Supervisory Board authorized the publication of the adjusted financial data for fiscal year 2007 (Section 1 of this document) and the consolidated financial statements of SAFRAN for the period from January 1 to December 31, 2007, approved by the Management Board on February 11, 2008 (Section 2 of this document).

Table of contents

Foreward

To reflect the Group's actual economic performances and to enable their monitoring and comparison with respect to competitors, SAFRAN has prepared, in parallel with its statutory consolidated financial statements, an adjusted income statement and statement of cash flow.

As a reminder, SAFRAN Group:

- is the result of the May 11, 2005 merger of the Sagem and Snecma groups accounted for in accordance with IFRS 3-*Business combinations* in its statutory consolidated financial statements;
- has recorded all changes in the fair value of foreign exchange derivatives in finance costs/income since July 1, 2005, in connection with the provisions of IAS 39.

Consequently, the financial information from the SAFRAN Group's statutory consolidated financial statements has been adjusted for:

- the accounting impact of amortization charges for intangible assets relating to aeronautics programs, revalued at the time of the Sagem-Snecma merger in accordance with IFRS 3;
- the accounting impacts of the application of hedge accounting to foreign exchange financial instruments.

The impact of these adjustments on the income statement aggregates is as follows:

Year ended Dec.31, 2007	Statutory consolidated statements	Hedge accounting		intangible assets depreciation and amortization	Adjusted consolidated statements
		revaluation of the revenue	deferred hedge income		
(in € millions)		(1)	(2)	(3)	
Revenue	10,321	392	117		10,830
Other operating income / expense	(10,315)	(9)	0	157	(10,167)
Profit (loss) from operations	6	383	117	157	663
Net finance costs / income	31	(383)	295		(57)
Income from associates	4				4
Income tax expense	(25)		(140)	(54)	(219)
Profit (loss) from continuing operations	16	0	272	103	391
Profit from discontinued operations	30				30
Minority interests	(7)	(5)		(3)	(15)
Net profit (loss) for the period attributable to equity holders of the parent	39	(5)	272	100	406

(1) Revaluation of revenue in foreign currencies net of purchases (by currency) at the hedged rate, by reclassification of the changes in value of hedges allocated to cash flows for the period.
(2) Changes in value of hedges related to future cash flows (+M€ 295 excluding taxes) reported in adjusted equity, and cancellation of the reversal of unrealized gains or losses at the time the hedge accounting was discontinued (+ M€ 117 excluding taxes), included in statutory consolidated equity.
(3) Cancellation of amortization and impairment of intangible assets relating to the revaluation of aeronautics programs pursuant to the application of IFRS 3 as of April 1, 2005.

The reader is reminded that only the consolidated financial statements are subject to a review by the Group's statutory auditors (audited data), and that the adjusted financial data is verified with respect to an overall reading of the information provided in the 2007 Reference Document.

1 SAFRAN Group adjusted data

1.1 Adjusted consolidated income statement

In order to monitor and compare the Group's economic performances, the consolidated income statement and consolidated statement of cash flow, presented respectively on pages 14 and 17 of the statutory consolidated financial statements are adjusted for:

- the impact of amortization charges for intangible assets relating to aeronautics programs, revalued at the time of the Sagem-Snecma merger in accordance with IFRS 3,

- the impacts of the application of hedge accounting to foreign exchange financial instruments.

The adjusted data is unaudited.

On an exceptional basis, the financial statements and notes for the year 2006 could not be restated for the impact of the discontinuance of the Broadband operations in 2007 due to the recent set up of Sagem Communications arising from the spin-off of its parent company into three entities and the absence of relevant and audited financial items.

(en millions d'euros)	*Notes*	Dec. 31, 2007 Adjusted	Dec. 31, 2006 Adjusted
Revenue	*1.4.1*	**10,830**	**11,329**
Other income		73	74
Income from operations		**10,903**	**11,403**
Change in inventories of finished goods and work in progress		304	360
Capitalized production		277	350
Raw materials and consumables used	*1.4.2*	(6,632)	(7,349)
Personnel costs		(3,124)	(3,163)
Taxes		(213)	(229)
Depreciations, amortizations, provisions and impairment	*1.4.3*	(779)	(860)
Other operating income / expenses		(73)	(47)
Profit (loss) from operations		**663**	**465**
Borrowing costs		(14)	(22)
Other finance costs / income		(43)	(56)
Net finance costs / income	*1.4.4*	**(57)**	**(78)**
Income from associates		4	4
Profit (loss) before tax		**610**	**391**
Income tax expense	*1.4.5*	(219)	(199)
Profit (loss) from continuing operations		**391**	**192**
Profit from discontinued operations	2.6.16	30	-
Profit (loss) after tax		**421**	**192**
Minority interests		(15)	(15)
Net profit (loss) for the period attribuable to equity holders of the parent		**406**	**177**
Basic earnings per share (in euro)		0.99	0.43

1.2 Adjusted consolidated statement of cash flow

(in € millions)		Dec. 31, 2007 Adjusted	Dec. 31, 2006 Adjusted
I. Cash flow from/(used in) operating activities			
Consolidated profit (loss) before tax		**630**	**368**
Tax paid		(212)	(202)
Income from associates (net of dividends received and of dividendes from discontinued operations)		4	4
Depreciation and amortization		357	411
Asset impairment		209	129
Provisions		178	247
Fair value of financial instruments and derivatives		(44)	45
Foreign exchange losses		-	(2)
Capital gains on asset disposals		7	(39)
Investment subsidies		(3)	-
Accrued interest		4	7
Other		22	19
Elimination of income from discontinued operations		(35)	-
Intercompany income from discontinued operations		(1)	-
Minority interests		15	16
Income and expenses not impacting cash flow		**709**	**833**
Net cash from operations before changes in working capital		**1,131**	**1,003**
Net change in inventories and work-in-progress		(421)	(461)
Net change in operating receivables and payables		318	254
Net change in other receivables and payables		(10)	58
Intercompany change in working capital from discontinued operations		(5)	-
Changes in working capital		**(118)**	**(149)**
	TOTAL I	**1,013**	**854**
II. Cash flow from/(used in) investing activities			
Purchases of intangible assets net of proceeds from disposals		(252)	(343)
Purchases of property, plant and equipment net of proceeds from disposals		(387)	(346)
Net purchases of shares in other companies		(74)	(53)
Net proceeds from the sale of shares in other companies		6	14
Net proceeds from long-term investments		(26)	13
Other changes		-	9
Intercompany investing activities from discontinued operations		(1)	-
	TOTAL II	**(734)**	**(706)**
III. Cash flow from/(used in) financing activities			
Change in share capital		19	8
Repayments of borrowings and long-term debt		(86)	(129)
Repayment of repayable advances		(57)	(46)
Issuance of new loans		24	67
Repayable advances received		41	71
Net change in short term borrowings		(97)	(151)
Intercompany financing activities from discontinued operations		(64)	-
Dividends paid to equity holders of the parent		(90)	(148)
Dividends paid to minority interests		(6)	(7)
	TOTAL III	**(316)**	**(335)**
Operating cash flows from discontinued operations	**TOTAL IV**	**95**	
Investing cash flows from discontinued operations	**TOTAL V**	**(33)**	
Financing cash flows from discontinued operations	**TOTAL VI**	**1**	
VII. Effect of changes in foreign exchange rates	**TOTAL VII**	**(2)**	**(6)**
Increase/(Decrease) in net financial position	**I+II+III+IV+ V+VI+VII**	**24**	**(193)**
Opening net financial position		743	936
Closing net financial position		730	743
Decrease in net financial position		(13)	(193)
Closing net financial position from discontinued operations and assets for sales		37	
Increase/(Decrease) in net financial position		**24**	**(193)**
of which cash flows from continuing operations		34	
of which cash flows from discontinued operations		(8)	
of which cash flows from assets for sales		(2)	

1.3 Adjusted segment information

The Group's operations are organized and managed according to the nature of the goods and services rendered, each sector corresponding to an independent branch representing a strategic activity offering a variety of goods in different markets.

Inter-branch sales are performed on an arm's length basis.

1.3.1 Business segments

1.3.1.1 Aerospace Propulsion branch

Within the Aerospace Propulsion branch, the Group designs, develops, produces and markets propulsion systems for commercial aircraft, military transport, training and combat aircraft, rocket engines, civil and military helicopters, tactical missiles and drones. This branch also includes maintenance, repair and overhaul (MRO) activities and the sale of spare parts.

1.3.1.2 Air Equipment branch

The Group also specializes in mechanical, hydromechanical and electromechanical equipment, including landing gear, wheels, brakes and associated systems, thrust reversers and nacelles, composite material parts, engine control systems and associated equipment, transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The branch also includes MRO activities and the sale of spare parts.

1.3.1.3 Defense Security branch

Within the Defense Security branch, the Group designs, develops, produces and markets Aeronautical and Navigation systems (avionics, navigational instruments, etc), Optronic and Air-Land systems and Security systems (secured payment terminals, bankcards, airport security).

1.3.1.4 Communications branch

The Communications branch consists of the mobile telephony business. The broadband communications business (fax and multifunctional terminals, DECT, broadband terminals, decoders etc.) was reclassified as of December 31, 2007 as held for sale.

1.3.2 Adjusted segment information

As of December 31, 2007

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense Security	Communications	**Total branches**	Holding/ Inter-branch eliminations	**Dec. 31, 2007**
External revenue	5,920	2,703	1,548	659	**10,830**	-	**10,830**
Inter-branch revenue	23	466	82	79	**650**	(650)	**-**
Total revenue	**5,943**	**3,169**	**1,630**	**738**	**11,480**	**(650)**	**10,830**
Other branch income	277	299	85	(5)	**656**	(2)	**654**
Branch expenses	(5,107)	(3,142)	(1,570)	(782)	**(10,601)**	632	**(9,969)**
Depreciation and amortization, net	(163)	(125)	(50)	(14)	**(352)**	(12)	**(364)**
Impairment of assets	(165)	(30)	18	(27)	**(204)**	(1)	**(205)**
Increase in provisions, net	(149)	(45)	(22)	4	**(212)**	2	**(210)**
Other items	0	(17)	(18)	(47)	**(82)**	9	**(73)**
Profit (loss) from operations	**636**	**109**	**73**	**(133)**	**685**	**(22)**	**663**
Net finance costs / income							**(57)**
Income from associates							**4**
Income tax expense							**(219)**
Profit from discontinued operations				30	**30**		**30**
Minority interests							**(15)**
Net profit (loss)							**406**

As of December 31, 2006

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense Security	Communications	**Total branches**	Holding/ Inter-branch eliminations	**Dec. 31, 2006**
External revenue	5,073	2,644	1,445	2,167	**11,329**	-	**11,329**
Inter-branch revenue	22	407	117	59	**605**	(605)	**-**
Total revenue	**5,095**	**3,051**	**1,562**	**2,226**	**11,934**	**(605)**	**11,329**
Other branch income	376	353	(4)	66	**791**	(7)	**784**
Branch expenses	(4,491)	(3,085)	(1,537)	(2,219)	**(11,332)**	591	**(10,741)**
Depreciation and amortization, net	(139)	(135)	(70)	(63)	**(407)**	(12)	**(419)**
Impairment of assets	(47)	(31)	7	(70)	**(141)**	(16)	**(157)**
Increase in provisions, net	(213)	1	(48)	(23)	**(283)**	(1)	**(284)**
Other items	(4)	43	(12)	(94)	**(67)**	20	**(47)**
Profit (loss) from operations	**577**	**197**	**(102)**	**(177)**	**495**	**(30)**	**465**
Net finance costs / income							**(78)**
Income from associates							**4**
Income tax expense							**(199)**
Profit from discontinued operations				NA	**NA**		**NA**
Minority interests							**(15)**
Net profit (loss)							**177**

The breakdown of revenue by geographical segment is as follows:

(in € millions)	Dec. 31, 2007		Dec. 31, 2006	
	Montant	%	Montant	%
France	2,800	26%	3,566	31%
Europe (excluding France)	2,761	26%	2,734	24%
North America	3,155	29%	2,922	26%
Asia	993	9%	1,002	9%
Rest of the world	1,121	10%	1,105	10%
Total	**10,830**	**100%**	**11,329**	**100%**

1.4 Notes to the adjusted data

The notes hereafter only concern the aggregates that have been adjusted compared to the statutory consolidated financial statements.

1.4.1 Revenue

(in € millions)		Dec. 31, 2007	Dec. 31, 2006
Aerospace propulsion			
Original aircraft equipment		2,889	2,582
Aircraft spare parts		1,417	1,234
MRO		1,157	920
R & D contracts		224	155
Other		233	182
	subtotal	5,920	5,073
Aircraft equipment			
Original aircraft equipment		1,448	1,488
Aircraft spare parts		499	410
MRO		195	177
R & D contracts		241	218
Ingeneery		174	167
Other		146	184
	subtotal	2,703	2,644
Defense security			
Sagem Avionics		509	490
Sagem Optronics and Defense		416	423
Security		622	529
Other		1	3
	subtotal	1,548	1,445
Communications			
Mobile phones - Telecommunications		659	958
Broadband (*)		-	1,209
	subtotal	659	2,167
Total		**10,830**	**11,329**

(*) the revenue of the broadband activity for 2007 € 1,173 millions is included in discontinued operations

1.4.2 Raw materials and consumables used

Raw materials and consumables for the year primarily involve raw materials, supplies, subcontracting purchases and all external services.
They break down as follows :

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Raw materials, supplies and others	(2,275)	(3,138)
Bought-in goods	(210)	(161)
Changes in inventories	116	101
Sub-contracting	(2,376)	(2,217)
Purchases not held in inventory	(270)	(325)
External services	(1,617)	(1,609)
Total	**(6,632)**	**(7,349)**

1.4.3 Depreciations, amortizations, provisions and impairment

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Depreciation and amortization expense		
- intangible assets	(77)	(113)
- property, plant and equipment	(287)	(306)
Total depreciation and amortization expense	**(364)**	**(419)**
Asset impairment		
- intangible assets and PP&E	(93)	(104)
- financial assets	(59)	(35)
- inventories	(58)	(15)
- receivables	5	(3)
Total asset impairment	**(205)**	**(157)**
Total increase in provisions	**(210)**	**(284)**
Total	**(779)**	**(860)**

1.4.4 Net finance costs/income

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Finance costs in relation to interest-bearing liabilities	(56)	(58)
Finance income in relation to cash and cash equivalents	42	36
Cost of net borrowings and long-term debt	**(14)**	**(22)**
Loss on financial instruments	-	(45)
Gain on financial instruments held for trading	9	-
Foreign exchange loss	(1,164)	(1,224)
Foreign exchange gain	1,123	1,207
Foreign exchange gains (losses) on provisions	39	45
Foreign exchange financial income	**7**	**(17)**
Net costs of proceeds from disposal of fixed assets	(15)	(29)
Reversals of provisions	(4)	(2)
Increase in provisions	-	29
Discount impact	(30)	(35)
Other	(1)	(2)
Total other finance costs / income	**(50)**	**(39)**
Total Finance income	**(57)**	**(78)**
of which finance costs	**(1,270)**	**(1,395)**
of which finance income	**1,213**	**1,317**

1.4.5 Income tax expense

The income tax expense breaks down as follows:

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Current tax income / (expense)	(269)	(235)
Deferred tax income / (expense)	50	36
Total tax income / (expense)	**(219)**	**(199)**

2 Statutory consolidated financial statements of SAFRAN Group

SAFRAN S.A. (2, Bd du Général Martial Valin - 75724 Paris cedex 15) is a limited liability company incorporated in France, and permanently listed in Compartment A of the Euronext Paris Eurolist market.

The Supervisory Board meeting of February 13, 2008 authorized the publication of the SAFRAN consolidated financial statements for the period from January 1 to December 31, 2007.

On an exceptional basis, the financial statements and notes for the year 2006 could not be restated for the impact of the discontinuance of the Broadband operations in 2007 due to the recent set up of Sagem Communications arising from the spin off of its parent company into three entities and the absence of relevant and audited financial items.

2.1. Financial statements

2.1.1 Consolidated income statement

(in € millions)	*Notes*	**Dec. 31, 2007**	**Dec. 31, 2006**
Revenue	*2.6.1.1*	**10,321**	**10,841**
Other income	*2.6.1.2*	73	74
Income from operations		**10,394**	**10,915**
Change in inventories of finished goods and work in progress		304	360
Capitalized production		277	350
Raw materials and consumables used	*2.6.1.3*	(6,623)	(7,341)
Personnel costs	*2.6.1.4*	(3,124)	(3,170)
Taxes		(213)	(229)
Depreciation and amortization expense	*2.6.1.5*	(520)	(583)
Increase in provisions	*2.6.1.5*	(210)	(284)
Asset impairment	*2.6.1.6*	(206)	(157)
Other operating income / expenses	*2.6.1.7*	(73)	(47)
Profit (loss) from operations		**6**	**(186)**
Borrowing costs		(14)	(22)
Other finance costs / income		45	334
Net finance costs / income	*2.6.3*	**31**	**312**
Income from associates	*2.6.2*	4	4
Profit (loss) before tax		**41**	**130**
Income tax expense	*2.6.4.1*	(25)	(109)
Profit (loss) from continuing operations		**16**	**21**
Profit from discontinued operations	*2.6.16*	30	-
Profit (loss) after tax		**46**	**21**
Minority interests		(7)	(12)
Net profit (loss) for the period attributable to equity holders of the parent		**39**	**9**
Basic earnings per share (in euro)	*2.6.5*	0.09	0.02
Diluted earnings per share (in euro)	*2.6.5*	0.09	0.02

2.1.2 Consolidated balance sheet

ASSETS *(in € millions)*	*Notes*	Dec. 31, 2007	Dec. 31, 2006
Goodwill	*2.6.7*	1,561	1,589
Intangible assets	*2.6.8*	2,981	3,056
Property, plant and equipment	*2.6.9*	1,847	1,826
Non-current financial assets	*2.6.10*	286	364
Investments in associates	*2.6.11*	34	32
Deferred tax assets	*2.6.4.3.1*	158	120
Other non-current assets	*2.6.12*	10	16
Non-current assets		**6,877**	**7,003**
Current financial assets	*2.6.13*	107	108
Fair value of financial instruments and derivatives	*2.6.19.1*	126	397
Inventories	*2.6.14*	3,420	3,240
Trade and other receivables	*2.6.15*	3,926	4,218
Tax assets	*2.6.4.4*	27	68
Other current assets	*2.6.17*	183	151
Cash and cash equivalents	*2.6.18*	730	743
Current assets		**8,519**	**8,925**
Assets held for sale	*2.6.16*	**779**	-
Total assets		**16,175**	**15,928**

EQUITY AND LIABILITIES *(in € millions)*	*Notes*	Dec. 31, 2007	Dec. 31, 2006
Share capital	*2.6.20.1*	83	83
Consolidated retained earnings	*2.6.20.2*	4,189	4,296
Net unrealized gains on available-for-sale financial assets		27	27
Net unrealized losses on currency futures		-	(76)
Net profit (loss) for the period		39	9
Equity attributable to equity holders of the parent		**4,338**	**4,339**
Minority interests		**167**	**173**
Total equity		**4,505**	**4,512**
Provisions	*2.6.21*	1,052	976
Borrowings subject to specific terms and conditions	*2.6.22*	590	573
Interest-bearing non-current liabilities	*2.6.23*	397	463
Deferred tax liabilities	*2.6.4.3.1*	745	929
Other non-current liabilities	*2.6.25.1*	96	112
Non-current liabilities		**2,880**	**3,053**
Provisions	*2.6.21*	1,133	1,101
Interest-bearing current liabilities	*2.6.23*	502	699
Trade and other payables	*2.6.24*	6,517	6,390
Tax liabilities	*2.6.4.4*	43	21
Fair value of financial instruments and derivatives	*2.6.26*	4	2
Other current liabilities	*2.6.25.2*	139	150
Current liabilities		**8,338**	**8,363**
Liabilities held for sale	*2.6.16*	**452**	-
Total liabilities		**16,175**	**15,928**

2.1.3 Statement of changes in consolidated shareholders' equity

(in € millions)	Share capital issued	Share capital reserves	Treasury shares	Hedging reserves	Translation adjustments	Consolidated retained earnings	Net profit (loss) for the year	Other	Equity attributable to holders of the parent	Minority interests	Total equity
December 31, 2005	83	3,360	(117)	(127)	34	1,563	(302)	10	4,504	164	4,668
Correction of errors						(60)			(60)		(60)
January 1, 2006	83	3,360	(117)	(127)	34	1,503	(302)	10	4,444	164	4,608
Translation adjustments					(44)				(44)		(44)
Fair value adjustment to cash-flow hedging derivatives, net of tax				51					51		51
Fair value adjustment to available-for-sale securities, net of tax								16	16		16
Profit (loss) booked in equity		0	0	51	(44)	0	0	16	23	0	23
Net profit for the year							9		9	12	21
Net (loss) profit booked for the year		0	0	51	(44)	0	9	16	32	12	44
Capital increase			6						6	2	8
Dividends							(148)		(148)	(7)	(155)
Other movements			4		2	(452)	450	1	5	2	7
December 31, 2006	83	3,360	(107)	(76)	(8)	1,051	9	27	4,339	173	4,512
Translation adjustments					(49)				(49)	(1)	(50)
Fair value adjustment to cash-flow hedging derivatives, net of tax				76					76		76
Profit (loss) booked in equity	0	0	0	76	(49)	0	0	0	27	(1)	26
Net profit for the period							39		39	7	46
Net (loss) profit booked for the year	0	0	0	76	(49)	0	39	0	66	6	72
Capital increase			18						18	1	19
Dividends						(81)	(9)		(90)	(6)	(96)
Other movements			3			2			5	(7)	(2)
December 31, 2007	83	3,360	(86)	0	(57)	972	39	27	4,338	167	4,505

2.1.4 Consolidated statement of cash flow

(in € millions)		Dec. 31, 2007	Dec. 31, 2006
I. Cash flow from/(used in) operating activities			
Consolidated profit (loss) before tax		69	118
Tax paid		(212)	(202)
Income from associates (net of dividends received and of dividendes from discontinued operations)		4	4
Depreciation and amortization		513	575
Asset impairment		210	129
Provisions		178	247
Fair value of financial instruments and derivatives		368	135
Foreign exchange losses		-	(2)
Capital gains on asset disposals		7	(39)
Investment subsidies		(3)	-
Accrued interest		4	7
Others		22	19
Elimination of income from discontinued operations		(35)	-
Intercompany income from discontinued operations		(1)	-
Minority interests		7	12
Income and expenses not impacting cash flow		**1,270**	**1,083**
Net cash from operations before changes in working capital		**1,131**	**1,003**
Net change in inventories and work-in-progress		(421)	(461)
Net change in operating receivables and payables		318	254
Net change in other receivables and payables		(10)	58
Intercompany change in working capital from discontinued operations		(5)	-
Changes in working capital		**(118)**	**(149)**
	TOTAL I	**1,013**	**854**
II. Flux de trésorerie provenant des activités d'investissement			
Purchases of intangible assets net of proceeds from disposals		(252)	(343)
Purchases of property, plant and equipment net of proceeds from disposals		(387)	(346)
Net purchases of shares in other companies		(74)	(53)
Net proceeds from the sale of shares in other companies		6	14
Net proceeds from long-term investments		(26)	13
Other changes		-	9
Intercompany investing activities from discontinued operations		(1)	-
	TOTAL II	**(734)**	**(706)**
III. Cash flow from/(used in) financing activities			
Change in share capital		19	8
Repayments of borrowings and long-term debt		(86)	(129)
Repayment of repayable advances		(57)	(46)
Issuance of new loans		24	67
Repayable advances received		41	71
Net change in short term borrowings		(97)	(151)
Intercompany financing activities from discontinued operations		(64)	-
Dividends paid to equity holders of the parent		(90)	(148)
Dividends paid to minority interests		(6)	(7)
	TOTAL III	**(316)**	**(335)**
Operating cash flows from discontinued operations	**TOTAL IV**	**95**	**-**
Investing cash flows from discontinued operations	**TOTAL V**	**(33)**	**-**
Financing cash flows from discontinued operations	**TOTAL VI**	**1**	**-**
VII. Effect of changes in foreign exchange rates	**TOTAL VII**	**(2)**	**(6)**
Increase/(Decrease) in net financial position	**I+II+III+IV+ V+VI+VII**	**24**	**(193)**
Opening net financial position		743	936
Closing net financial position		730	743
Decrease in net financial position		(13)	(193)
Closing net financial position from discontinued operations and assets for sales		37	
Increase/(Decrease) in net financial position		**24**	**(193)**
of which cash flows from continuing operations		34	
of which cash flows from discontinued operations		(8)	
of which cash flows from assets for sales		(2)	

2.2. Segment information

The Group's operations are organized and managed according to the nature of the goods and services rendered, each sector corresponding to an independent branch representing an area of activity distinguished by its products and markets.

Inter-branch sales are performed on an arm's length basis.

2.2.1 Business segment

2.2.1.1. Aerospace Propulsion branch

Within the Aerospace Propulsion branch, the Group designs, develops, produces and markets propulsion systems for a wide range of applications: commercial aircraft, military transport, training and combat aircraft, rocket engines, civil and military helicopters, tactical missiles and drones. The branch also includes maintenance, repair and overhaul (MRO) activities and the sale of spare parts.

2.2.1.2. Aircraft Equipment branch

The Group also specializes in mechanical, hydromechanical and electromechanical equipment: landing gear, wheels, brakes and associated systems, thrust reversers and nacelles, composite material parts, engine control systems and associated equipment, transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The branch also includes MRO activities and the sale of spare parts.

2.2.1.3. Defense Security branch

Within the Defense Security branch, the Group designs, develops, produces and markets Aeronautical and Navigation systems (avionics, navigational instruments, etc), Optronic and Air-Land systems and Security systems (secured payment terminals, bankcards, identification, and biometrics).

2.2.1.4. Communications branch

The Communications branch consists of the mobile telephony business. The broadband communications business (fax end multifunctional terminals, DECT, broadband terminals, decoders etc.) was reclassified as of December 31, 2007 as held for sale.

2.2.2 Segment information by branch

As of December 31, 2007

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense Security	Communications	Total branches	Holding/ Inter-branch eliminations	Dec. 31, 2007
External revenue	5,555	2,561	1,546	659	**10,321**	0	**10,321**
Inter-branch revenue	23	466	82	79	**650**	(650)	-
Total revenue	**5,578**	**3,027**	**1,628**	**738**	**10,971**	**(650)**	**10,321**
Other branch income	277	299	85	(5)	**656**	(2)	**654**
Branch expenses	(5,103)	(3,141)	(1,569)	(779)	**(10,592)**	632	**(9,960)**
Depreciation and amortization, net	(305)	(138)	(51)	(14)	**(508)**	(12)	**(520)**
Impairment of assets	(166)	(30)	18	(27)	**(205)**	(1)	**(206)**
Increase in provisions, net	(149)	(45)	(22)	4	**(212)**	2	**(210)**
Other items	3	(19)	(18)	(48)	**(82)**	9	**(73)**
Profit (loss) from operations	**135**	**(47)**	**71**	**(131)**	**28**	**(22)**	**6**
Net finance costs / income							**31**
Income from associates							**4**
Income tax expense							**(25)**
Profit from discontinued operations				30	**30**		**30**
Minority interests							**(7)**
Net profit (loss)							**39**
Branch assets *	7,713	4,249	1,703	408	**14,073**	88	**14,161**
Non-current financial assets							**286**
Investments in associates		17			**17**	17	**34**
Tax receivables							**185**
Assets held for sale	24		83	672	**779**		**779**
Cash and cash equivalents							**730**
Total assets							**16,175**
Shareholders' equity							**4,338**
Minority interests							**167**
Branch liabilities	6,606	2,065	1,226	311	**10,208**	(1,267)	**8,941**
Borrowings subject to specific terms and conditions							**1,489**
Tax payables							**788**
Liabilities held for sale	12		28	412	**452**		**452**
Total liabilities							**16,175**
Purchase of intangible assets	101	142	7	0	**250**	2	**252**
Purchase of property, plant and equipment	195	128	57	2	**382**	5	**387**

* : of which € 126 millions in financial instruments

<u>As of December 31, 2006</u>

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense Security	Communications	**Total branches**	Holding/ Inter-branch eliminations	**Dec. 31, 2006**
External revenue	4,726	2,505	1,443	2,167	**10,841**	0	**10,841**
Inter-branch revenue	22	407	117	59	**605**	(605)	**-**
Total revenue	**4,748**	**2,912**	**1,560**	**2,226**	**11,446**	**(605)**	**10,841**
Other branch income	376	353	(4)	66	**791**	(7)	**784**
Branch expenses	(4,495)	(3,086)	(1,538)	(2,211)	**(11,330)**	590	**(10,740)**
Depreciation and amortization, net	(287)	(150)	(70)	(63)	**(570)**	(13)	**(583)**
Impairment of assets	(47)	(31)	7	(70)	**(141)**	(16)	**(157)**
Increase in provisions, net	(213)	1	(48)	(24)	**(284)**	-	**(284)**
Other items	(8)	39	(12)	(94)	**(75)**	28	**(47)**
Profit (loss) from operations	**74**	**38**	**(105)**	**(170)**	**(163)**	**(23)**	**(186)**
Net finance costs / income							**312**
Income from associates							**4**
Income tax expense							**(109)**
Profit from discontinued operations					**0**		**0**
Minority interests							**(12)**
Net profit (loss)							**9**
Branch assets *	7,530	4,000	1,621	1,127	**14,278**	323	**14,601**
Non-current financial assets							**364**
Investments in associates	-	16	-	-	**16**	16	**32**
Tax receivables							**188**
Assets held for sale					**0**		**0**
Cash and cash equivalents							**743**
Total assets							**15,928**
Shareholders' equity							**4,339**
Minority interests							**173**
Branch liabilities	5,920	1,833	1,176	718	**9,647**	(916)	**8,731**
Borrowings subject to specific terms and conditions							**1,735**
Tax payables							**950**
Liabilities held for sale					**0**		**0**
Total liabilities							**15,928**
Purchase of intangible assets	109	162	13	57	**341**	2	**343**
Purchase of property, plant and equipment	182	64	62	41	**349**	(3)	**346**

* : of which € 397 millions in financial instruments

2.2.3 Segment information by geographical segment

The Group's customers are primarily based in four geographical segments.

	Dec. 31, 2007		Dec. 31, 2006	
(in € millions)	Montant	%	Montant	%
France	2,801	27%	3,568	33%
Europe (excluding France)	2,280	22%	2,245	21%
North America	3,126	30%	2,922	27%
Asia	993	10%	1,002	9%
Rest of the world	1,121	11%	1,104	10%
Total	**10,321**	**100%**	**10,841**	**100%**

Carrying amount of segment assets and additions to intangible assets and property, plant and equipment by geographical area are as follows:

	Branch assets				Purchase of intangible assets and PP&E			
	Dec. 31, 2007		Dec. 31, 2006		Dec. 31, 2007		Dec. 31, 2006	
(in € millions)	Montant	%	Montant	%	Montant	%	Montant	%
France	12,415	88%	12,799	88%	414	65%	482	70%
Europe (excluding France)	1,583	11%	1,468	10%	141	22%	146	21%
North America	611	5%	578	4%	73	11%	34	5%
Asia	58	0%	69	-	4	1%	5	1%
Rest of the world	193	1%	262	2%	7	1%	22	3%
Inter-area eliminations	(699)	(5%)	(575)	(4%)		-	-	-
Total	**14,161**	**100%**	**14,601**	**100%**	**639**	**100%**	**689**	**100%**

2.3. Accounting policies

The consolidated financial statements are drawn up in euros and all values are rounded to the nearest million unless expressly mentioned otherwise.

2.3.1 Accounting framework for the preparation of the financial statements

The consolidated financial statements of SAFRAN and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) and are the result of the application of all standards and interpretations adopted by the European Union and subject to mandatory application as of December 31, 2007.

2.3.1.1 Changes in the IFRS framework in 2007

With respect to 2006 accounting rules and methods, the SAFRAN Group has adopted new standards and interpretations since January 1, 2007:

- Standards subject to mandatory adoption as of January 1, 2007:
    - IFRS 7 *Financial Instruments: Disclosures* amends and replaces IAS 30 and IAS 32 and amends IAS 1 with respect to disclosures in the notes to the financial statements covering the Group's financial risks, loans and receivables and Group market transactions and their management.
    - Amendment to IAS 1 *Presentation of financial statements – capital disclosures* requires the presentation of qualitative or quantitative information in the notes regarding the management of capital.

- IFRIC interpretations subject to mandatory adoption as of January 1, 2007:

    IFRIC interpretations 7 to 10 (*Applying the Restatement Approach under IAS 29, Scope of IFRS 2, Reassessment of Embedded Derivatives,* and *Interim Financial Reporting and Impairment*), applicable as of January 1, 2007, have no impact on the Group financial statements in 2006 and 2007, the transactions concerned having been treated in accordance with the positions stipulated in these interpretations.

- IFRS standards and IFRIC interpretations subject to early adoption in 2007:
    - The SAFRAN Group has not opted for the early adoption of IAS 23 [(1)] revised *Borrowing Costs* and IFRS 8 *Operating Segments*. These standards, which respectively require the capitalisation of eligible borrowing costs as part of the gross value of financed assets and the presentation of segment information matching that used internally by Group management, are only subject to mandatory application as of January 1, 2009.

        With respect to the Group's current accounting policies and disclosures, no material impact is expected from the application of these standards.

    - IFRIC interpretations 11 and 12 [(1)] (*Group and Treasury Share Transactions* and *Service Concession Arrangements)* applicable to financial years beginning on or after January 1, 2008 will have no impact on Group operations.

[(1)] Those standards and interpretations have not been yet endorsed by the European Commission at the end of 2007.

2.3.1.2 Accounting options and treatments adopted by Management

Management's choices regarding accounting methods involve the accounting options offered by IFRS, and the accounting treatments adopted in the absence of specific provisions in the IFRS standards and interpretations.

The main options adopted by the Group are as follows:

- The Group has determined that its transactions involving foreign currency financial instruments are not covered by hedge accounting (see "Valuation methods and rules – financial assets" note).
- The Group's intangible assets and property, plant and equipment are valued at amortized historical cost and are subject to impairment tests, at annual minimum thresholds, based on future cash flows estimated at the closing date (see "Valuation methods and rules – intangible assets and property, plant and equipment" notes).
- Actuarial differences arising after January 1, 2004 are treated using the corridor method (see "Valuation methods and rules – retirement commitments" note), the Group having decided against the option introduced by the amendment to IAS 19.
- Group interests in joint ventures are recognized using the proportionate consolidation method (see "Consolidation methods – consolidation criteria" note).

The main options having a material impact, adopted by the SAFRAN Group during the transition to IFRS as of January 1, 2004, cover the following:

- Business combinations prior to January 1, 2004 were not restated according to IFRS 3, *Business combinations*;
- All actuarial gains and losses on retirement commitments and other post-employment commitments previously unrecognized as of January 1, 2004 were recognized in equity as of this date;
- Accumulated translation differences relating to all foreign operations were offset in consolidated reserves as of January 1, 2004. Gains or losses on the future sale of a foreign entity will not take into account translation differences prior to January 1, 2004;
- The option consisting in valuing certain items of intangible assets and property, plant and equipment at their fair value was not adopted as of January 1, 2004;
- The SAFRAN Group decided to apply the provisions of IFRS 2, *Share-based payment*, solely to compensation settled in equity instruments granted after November 7, 2002, for which the rights had not yet vested as of January 1, 2004;
- The SAFRAN Group has decided to apply IAS 32 and IAS 39 as of January 1, 2005.

Furthermore, in the absence of IFRS provisions for certain types of transactions, Management has used its judgment to define the treatments and disclosures it has deemed the most pertinent to provide a fair presentation of:

- Its minority interest buy-back commitments (see "Valuation methods and rules – financial liabilities" note),
- Its commitments with respect to the Individual Training Right of its employees in France (see "Contingent liabilities" note).

2.3.1.3 Assumptions and estimates

The preparation of SAFRAN Group consolidated financial statements requires Management to make assumptions and estimates which impact the amounts presented for existing assets and liabilities in the consolidated balance sheet, income and expense items in the consolidated income statement, and disclosures in the notes to the consolidated financial statements.

The Group formulates assumptions and, on this basis, regularly prepares estimates relating to its various activities. These estimates are based on past experience and include the economic conditions prevailing at the period-end and the information then available.

With respect to its ongoing programs and contracts, estimates specifically cover:

- the conditions required for revenue recognition (see "Valuation methods and rules – revenue" note);
- the assessment of and the conditions for recognition of the overall margin on completion of multi-year service contracts, and the recognition of any losses on completion (see "Valuation methods and rules – revenue" note);
- the conditions for capitalizing development costs (see "Valuation methods and rules -- intangible assets" note);
- the valuation of provisions relating to performance guarantees issued and financial guarantees granted as part of sales (see "Valuation methods and rules – provisions " note);
- the impairment of inventories and work-in-progress, and operating receivables (see "Valuation methods and rules – financial assets and inventories and work-in-progress" notes);
- the estimate of future cash flows as part of impairment tests for goodwill recorded in the balance sheet and fixed assets (see "Valuation methods and rules – impairment of capitalized assets" note), and the valuation of liabilities recorded in respect of repayable advances (see "Valuation methods and rules – financial liabilities" note).

The estimates relating to programs and contracts cover periods that are sometimes very long, up to dozens of years, and are primarily subject to assumptions covering volumes of products sold and associated production costs, exchange rates for foreign currency-denominated sales and purchases and, for discounted future cash flows, the discount rate adopted for each contract.

In addition, estimates also cover:

- the value of unquoted equity investments available for sale (see "Valuation methods and rules – financial assets" note) and financial instruments recorded at fair value on the Group balance sheet (see "Valuation methods and rules – financial assets" note);
- retirement and other post-employment commitments (see "Valuation methods and rules –retirement commitments" note);
- the amounts of deferred taxes recorded in the balance sheet (see "Valuation methods and rules – tax expense" note);
- provisions for litigation and valuations of contingent liabilities presented in the notes (see "Valuation methods and rules – provisions" note).

Actual results may significantly differ from these estimates and these variances may impact the financial statements of future periods.

2.3.2 Consolidation methods

2.3.2.1 Consolidation criteria

Entities over which SAFRAN exercises, directly or indirectly, permanent de facto or de jure control are fully consolidated.

Entities controlled jointly by SAFRAN and another Group are proportionately consolidated.

Entities over which SAFRAN exercises significant influence, without having exclusive or joint control, are accounted for under the equity method.

All entities controlled, directly or indirectly, jointly or exclusively, by SAFRAN or over which SAFRAN exercises significant influence, and whose contribution to revenue or net indebtedness or operating assets represent a material share of the consolidated amounts, are consolidated.

Minority interests represent the portion of net income and net assets not held by equity holders of the parent and are presented separately from the equity holders' portion in the income statement and in equity.

2.3.2.2 Accounting period

Entities are consolidated using the financial statements or balance sheets for the period ended December 31, 2007.

2.3.2.3 Effective date of acquisitions and disposals

A company effectively enters into the scope of consolidation at the date on which control or significant influence is exercised.

The removal of a company from the scope of consolidation is effective as of the date of the loss of control or significant influence. If the loss of control occurs without transfer of interest, for example, due to dilution, the removal from the scope of consolidation is simultaneous with the event that triggers this loss of control or significant influence

2.3.2.4 Translation methods

a. Translation of foreign company financial statements

The financial statements of foreign subsidiaries are translated into euros as follows:

- Assets and liabilities are translated at the year-end closing exchange rate and income statement items are translated at the average rate of exchange for the year;
- Translation differences resulting from the change between the closing rate of exchange of the previous year and that of the current year, as well as those resulting from differences between the average and closing rates of exchange are recorded as currency translation adjustment in consolidated equity.

On disposal of a foreign operation, the cumulative amount of currency translation adjustment is recognized in the income statement as a component of the gain or loss on disposal.

The goodwill arising from the acquisition of a foreign operation is treated as an asset of the foreign operation and recognized at the closing rate of exchange.

b. Translation of foreign currency transactions in the companies' financial statements

Transactions denominated in currencies other than the euro are recorded at the rate prevailing on the transaction date.
Period-end trade receivables, trade payables and provisions are translated at the closing rate. Foreign exchange gains and losses arising from this translation are recognized in the year's income or expenses under net finance costs/income.

2.3.2.5 Discontinued operations and assets (or disposal group) held for sale

The SAFRAN Group separates the information relating to continuing operations from that relating to discontinued operations and assets held for sale:

- A discontinued operation is the disposal of a line of business or a subsidiary acquired with a view to resale.
- An asset (or disposal group) held for sale is a separate non-current asset or disposal group of assets and liabilities available for immediate sale.

Discontinued operations or assets (or disposal group) held for sale are classified as such on the date these assets are available for immediate sale in their present condition and their sale is highly probable.

The assets and liabilities of discontinued operations and assets (or disposal group) held for sale are valued at the lower of their net carrying amount and the projected sale price less costs to sell.

Discontinued operations are presented:

- in a specific income statement line item "Profit (loss) from discontinued operations," including the gain or loss on disposal when acquired. The previous year's income statement is also restated;
- in a specific balance sheet asset and liability line item for discontinuing operations;
- in specific cash flow statement line items, the previous year beeing also restated.

Assets (or disposal group) held for sale are presented:

- in the income statement under various headings of "Profit (loss) from continuing operations";
- in a specific balance sheet line item of assets and liabilities held for sale.

2.3.2.6 Inter-company transactions

All material transactions between fully or proportionately consolidated companies are eliminated, as are internally generated Group profits.

Whether or not they have an impact on consolidated net profit, transactions between fully and proportionately consolidated companies are eliminated to the extent of the percentage held in the jointly controlled company. As an exception to this general rule, transactions between fully and proportionately consolidated companies are eliminated in their entirety when the jointly held company acts as an intermediary or renders services on an equal basis for a profit, or performs services that directly expand the business of its various shareholders.

2.3.3 Valuation methods and rules

2.3.3.1 Valuation methods

Pursuant to IFRS, the SAFRAN Group uses the following types of valuation:

- **Fair value:** its determination is based on:

  - Valuations or observable market data, when available: quoted securities, market instruments, quoted shares issued by the Group;

  - Analyses of discounted future cash flows or actuarial calculations performed internally or by independent experts: values of programs, assets and liabilities acquired as part of a business combination, retirement commitments;

  - The Black & Scholes valuation model for the valuation of option plans; the model uses the characteristics of options and observable market data (interest rates, shares, volatility, dividends).

- **The acquisition cost or production cost** which corresponds to the cumulative costs incurred by the Group to acquire or produce the assets concerned. This specifically applies to the determination of the gross value of intangible assets and property, plant and equipment and inventories acquired or produced by the Group.

- **Amortized cost:** amortized cost is the acquisition value of a financial asset or liability, minus internal and external transaction costs and changes in future cash flows. It is calculated using the effective interest rate method. The effective interest rate corresponds to the contractual interest rate recalculated by including the initial transaction costs. Amortized cost therefore results from the discounting of future cash flows at the effective interest rate. This valuation method applies specifically to borrowings subject to specific terms and conditions, and loans and borrowings.

2.3.3.2 Income from operations

The main types of contract identified in the SAFRAN Group are standard product sales contracts, research and development contracts and fleet maintenance/support contracts.

a. Standard sales contracts

Revenue is only recognized if the entity has transferred to the buyer the significant risks and rewards of ownership of the goods and if it is probable that the economic benefits associated with the transaction will flow to the entity. If there is a risk that the transaction will be cancelled or the receivable known upon origination of the contract cannot be collected, no revenue is recognized. The latter is recognized when the conditions are met.

b. Service contracts (including research and development, fleet maintenance and support contracts)

With respect to service contracts, revenue may only be recognized if:

- the stage of completion of the transaction can be measured reliably, and
- the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

If contract income cannot be measured reliably, revenue is recognized only to the extent of costs incurred.

The forecast margins of contracts are analyzed on a yearly basis (with a briefer update for the half-yearly closings). Where necessary, losses on completion of contracts are provided for as soon as they become foreseeable.

The income from Group service contracts is recorded under the percentage of completion method, formalized by the technical objectives set forth in the contracts.

If revenue is representative of the contractual stage of completion, costs to be recognized are measured on the basis of the margin set forth in the contract. If the calculated costs are less than the actual costs, the excess of actual costs is maintained in inventories and work-in-progress. If those calculated costs are greater than the actual costs, a provision for services to be provided is recognized for the difference.

If a payment deferral has a material impact on the calculation of the fair value of the consideration to be received, it is taken into account by discounting future payments.

2.3.3.3 Income tax expense

The tax expense (tax income) is the aggregate amount of (i) current income tax and (ii) the deferred income tax recorded in the income statement.

(i) Current income tax is the amount of income tax payable or recoverable for a period calculated in accordance with rules established by the relevant tax authorities.

(ii) Deferred income tax assets and liabilities are calculated for each entity, in respect of temporary differences between the carrying amount of assets and liabilities and their corresponding tax base. The tax base depends on the tax regulations prevailing in the country where the Group manages its activities. Tax losses and tax credits that can be carried forward are also taken into account.

Deferred tax assets are recognized in the balance sheet if it is more likely than not that they will be recovered in subsequent years. The value of deferred tax assets is reviewed at each year-end.

Deferred tax assets and liabilities are not discounted.

Deferred tax assets and liabilities are offset when tax is debited by the same tax authorities and this offset is authorized by the local tax authorities.

The liability method is applied and the impacts of changes in tax rates are recognized in equity or profit or loss for the period in which the corresponding tax law was enacted.

Research tax credits are considered as operating subsidies recognized as income over the period the related research and development costs are incurred. As such, they are classified under the heading "other income" in the income statement, and not as a decrease in income taxes.

2.3.3.4 Procedure for calculating earnings per share

a. Basic earnings per share

Earnings per share is calculated by dividing consolidated net profit for the period from continuing operations by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares and is adjusted retroactively in the event of bonus share issues.

b. Diluted earnings per share

Earnings per share after dilution is calculated by dividing consolidated net profit for the period by the weighted average number of shares issued or to be issued at the period-end, including the impact of all potentially dilutive ordinary shares and the dilutive impact of stock options and excluding treasury shares.

2.3.3.5 Goodwill and business combinations

Business combinations are recorded using the purchase method (IFRS 3). Identifiable assets acquired and liabilities and contingent liabilities assumed, which meet the recognition criteria of IFRS 3, are recorded at fair value, determined at the acquisition date. The difference between the acquisition cost of securities (including costs net of tax) and the share in the revalued net assets represents goodwill.

When generated by the acquisition of fully or proportionately consolidated companies, positive goodwill is carried in balance sheet assets under the heading "Goodwill," while negative goodwill is recorded immediately in profit or loss. However, goodwill generated by equity-accounted companies is recorded in the line item "Investments in associates".

Goodwill can be adjusted in the twelve months following the date of acquisition to take into account the definitive estimate of the fair value of assets and liabilities acquired. Beyond this period, adjustments are recorded in profit or loss.

Goodwill is not amortized, but its value is subject to annual impairment testing and each time there are events or circumstances indicating an impairment loss (see Valuation method and rules – impairment of non-current assets" note). Impairment is considered as permanent and is recognized in operating income.

2.3.3.6 Intangible assets

a) Intangible assets acquired in a business combination

These assets are recognized at fair value at the date of acquisition and are amortized:

- for aviation programs (including the notions of technologies, order books and customer relations), over the residual life of the programs;
- for other aviation brands with a finite life, under the straight-line method over 20 years.

General interest brands are not amortized, their useful life being indefinite.

b) Separately acquired intangible assets

Separately acquired intangible assets, mainly software, are recognized at acquisition cost and amortized using the straight-line method over their useful life of between 1 and 5 years.

c) Research and development expenditure

Research and development expenditure is recognized as an expense as incurred. However, internally financed development expenditure is capitalized, if the entity can demonstrate all of the following:

- the technical feasibility of completing the intangible asset and the intention and ability (availability of technical, financial and other resources) to complete the intangible asset and use or sell it;
- the probability of future economic benefits;
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

For the aeronautic and defense sectors, the program's development phase is evidenced by:

- A date for the start of development (date on which the above criteria are verified) determined by:
    - the launch of the program by the customer, and
    - the choice of SAFRAN by the customer, and
    - the existence of program profitability validated by relevant internal or external sources.
    -
- A date for the end of development determined by the certification or qualification of the product (e.g. engine or equipment) as being in working order.

If the product is intended for the general public (e.g. in the communications sector), the date for the start of development is, depending on the market, set in specific meetings by the formalization of the intention to complete the product while considering, in particular, the technical feasibility and the probable profitability of the major projects.

With respect to research and development contracts, in the absence of the customer's contractual guarantee on the financing of development expenditure, the costs incurred are capitalized if they satisfy the aforementioned capitalization criteria. If payment is contractually guaranteed with the customer (e.g. certain development contracts whose financing is included in the selling price of the deliverables), the expenditure incurred is recognized in ''Inventories and work-in-progress.''

Capitalized development expenditure is stated at production cost and includes the contributions, such as certification costs, attributable to the development period if SAFRAN can demonstrate the existence of identified economic benefits and its control.

Capitalized expenditure is amortized as from the initial delivery of the product qualified as being in working order, using the straight-line method, over a useful life not exceeding 20 years.

Patents are capitalized at acquisition cost and amortized over their useful life, i.e. the shorter of the period of legal protection or their economic life.

2.3.3.7 Property, plant and equipment

Property, plant and equipment are recorded in the balance sheet at historical (including incidental expenses) or production cost (excluding interest expense) less accumulated depreciation and impairment loss.

Replacement and major overhaul costs are identified as components of property, plant and equipment. Other repair and maintenance costs are expensed during the period.

With regard to finance leases, at the inception of the lease, the capitalized asset and the borrowing are stated at amounts equal to the market value or, if lower, the present value of the minimum lease payments.
During the lease period, payments are apportioned between the finance cost and the amortization of the borrowing in order to produce a constant periodic rate of interest for the remaining balance of the liability for each period.

The gross amount of property, plant and equipment is depreciated over the expected useful life of their main components, mainly using the straight-line method.

With respect to finance leases, if the transfer of ownership at the end of the lease is certain, the item of property, plant and equipment is depreciated over its useful life. Otherwise, the items of property, plant and equipment are depreciated over the shorter of useful life or the term of the lease.

The main useful lives applied are as follows:

Buildings	15 – 40 years
Capitalized engines	
- Frames	20 years
- Major overhauls	according to the number of hours of flight
Technical facilities	4 – 40 years
Equipment, tooling and other	3 – 15 years

2.3.3.8 Impairment of non-current assets

Non-current assets, particularly goodwill acquired in business combinations, are allocated to Cash Generating Units (CGU)[1]. Two types of CGU are defined within the Group:

- CGU corresponding to programs, projects, or product families associated with specific assets: development expenditure, property, plant and equipment used in production;
- CGU corresponding to the business segments monitored by Group Management and relating to the Group's main subsidiaries.

At each balance sheet date, the Group's entities assess whether there are events or circumstances indicating that an asset may be impaired. Such events or circumstances include, in particular, unfavorable material changes, which, in the long-term, impact the economic environment (commercial prospects, procurement sources, index or cost movements, etc.) or the Group's assumptions or objectives (mid-term plan, profitability analyses, market shares, order book, regulations, disputes and litigations, etc.).

If such events or circumstances exist, the recoverable amount of the asset is estimated. If the carrying amount exceeds its recoverable amount, the asset is considered as impaired and its carrying amount is reduced to its recoverable amount by recognizing an impairment loss under operating expenses in profit or loss.

The recoverable amount of an asset or group of assets is the higher of its net selling price or its value in use. Value in use is the present value of expected future cash flows, determined using a benchmark rate that reflects the weighted average cost of capital for the Group.

For assets allocated to programs, projects or product families, expected future cash flows are projected over the life of the development programs or projects, capped at 40 years, and are discounted at the benchmark rate. Certain programs or projects are also subject to a specific risk premium.

For tests involving a subsidiary's assets, expected future cash flows are determined using the mid-term plans established for the next four years, and discounted at the benchmark rate. The value in use of the assets is the sum of the present value of cash flows arising from the plan and the terminal value calculated using the standard cash flows generated during the last year of the plan and taking into account a perpetual growth rate and the benchmark rate.

Should a test on a subsidiary's assets indicate an impairment loss, after verifying the recoverable amount of the assets considered separately, such impairment loss is initially allocated to goodwill and then to the assets of the CGU pro rata to their carrying amount.

In the event of a significant loss in value, the impairment recognized in goodwill is definitive. For other assets, indications of impairment loss are analyzed at each subsequent period-end and, if there are favorable changes in the estimates which led to the recognition of the impairment, the impairment loss is reversed to profit or loss.

2.3.3.9 Financial assets

a) Financial assets

The account headings related to financial assets comprise:

- In non-current financial assets: non-consolidated investments, loans to non-consolidated companies, sales-financing loans;
- In current financial assets: trade receivables, investment securities, purchased financial instruments or unrealized financial instrument gains and cash classified as current assets.

[1] A CGU is the smallest identifiable group of assets that generates cash inflows from continuing use, and that are largely independent of the cash inflows from other assets or groups of assets.

IAS 39 stipulates that financial assets are classified into four different categories based on management's purpose for holding them on the date of acquisition:

- ''held-to-maturity investments'': e.g. fixed-income securities, such as bonds, that the entity has the intention to hold to maturity;
- ''loans and receivables'': e.g. loans to participating interests, construction loans, other loans and receivables (including trade receivables);
- ''financial assets at fair value through profit or loss" and financial assets held for trading: e.g. marketable securities and cash and cash equivalents;
- ''available-for-sale financial assets'': financial assets designated as such by Management or not classified in a financial asset category: e.g. non-consolidated investments.

Financial assets are initially recognized at fair value, and then measured:

- at amortized cost for "held-to-maturity investments" and "loans and receivables"; test for impairment at each period-end;
- at fair value for "financial assets at fair value through profit or loss" and "available-for-sale assets."

Changes in fair value are recognized:

- in profit or loss for "financial assets at fair value through profit or loss";
- in equity for "available-for-sale financial assets." The deferred gains and losses in equity are transferred to the income statement if the asset is sold or permanent impairment is recognized.

In the event of an objective indication of an impairment loss (particularly a significant and permanent reduction in the financial asset's value), an impairment is recognized in profit or loss.

Financial assets are derecognized when:

- The contractual rights to receive cash flows from these assets have expired or been transferred;
- The Group has transferred substantially all the risks and rewards of ownership of these assets;
- The Group no longer controls the assets.

b. Financial instruments

The Group primarily uses derivative financial instruments to hedge its exposure to the foreign currency and interest rate risk arising from its operational, financial and investing activities. These derivative instruments can include forward currency contracts, currency options or swaps (the Group management policy is described in the note "Management of market risks and derivative financial instruments").

Pursuant to IAS 39 *Financial Instruments: recognition and measurement*, derivative instruments are recorded on the balance sheet at their fair value on their trade date, the change in fair value being recorded in finance costs/income insofar as they do not meet the following conditions:

- there is a designation and formal documentation describing the hedging relationship and Management's objectives;
- the effectiveness of the hedging relationship is demonstrated from its inception and by regular verification of the correlation between the change in the market value of the hedging instrument and that of the hedged item.

With respect to the restrictions relating to the application of IFRS 3, the Group decided not to apply hedge accounting as of July 1, 2005 and to record the change in fair value of its financial instruments in net finance costs/income.
The amounts recorded in equity as of June 30, 2005, corresponding to the changes in effective values of foreign currency derivatives documented as future cash flow hedges until June 30, 2005, were transferred to operating income until December 31, 2007 according to the underlying cash flows.

Since option sales are not recognized as effective hedging instruments, the changes in market value of these instruments are recognized in net finance costs/income.

c) Cash and cash equivalents

The item includes available funds (cash in hand, bank accounts, etc.) and short-term investments (less than 3 months) that are liquid and easily convertible with a negligible risk of a change in value.

2.3.3.10 Inventories and work-in-progress

Inventories and work-in-progress are measured using the weighted average cost formula. They are valued at acquisition cost, including incidental expenses, or production cost, excluding interest expense, general administrative and distribution costs and idle capacity costs.

Impairment is recognized if the cost of inventories and work-in-progress is higher than their probable realizable value, taking into account market prices, sales opportunities and risks relating to obsolescence and objective inventory levels.

2.3.3.11 Treasury shares

All treasury shares held by the Group are deducted from consolidated equity at their acquisition price. The gains and losses on the disposal of treasury shares are recorded directly in equity without impact on net profit or loss for the period.

2.3.3.12 Share-based payment

In accordance with IFRS 2, *Share-based payment*, share purchase or subscription options granted to managers and certain Group employees shall be measured at fair value. The options shall be measured at the grant date.

The Black & Scholes valuation model was adopted to perform the measurements (see "Valuation methods and rules – valuation methods" note).

The total expense for each plan is determined using a rate of turnover for the relevant employees.

The value of the options is recognized in personnel costs and amortized using the straight-line method over the vesting period that begins on the grant date and ends on the vesting date.

This personnel cost is offset in consolidated retained earnings with no impact on consolidated equity.

2.3.3.13 Provisions

The Group records provisions when it recognizes a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

a. Provisions for losses on completion

A provision for losses on completion is recognized when:

- it is highly probable that a contract will be onerous (the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it);
- the contract, signed before the year-end, generates obligations for the Group, in the form of the delivery of goods, the rendering of services or the payment of some form of compensation for termination;
- a reliable estimate can be made of the Group's obligation.

The cash flows used in this analysis are discounted to take into account their amortization.

Any probable losses are subject to provisions for the impairment of work-in-progress for completed production, and contingency provisions for work to be completed. These losses are determined by regularly updating projected income at completion.

b) Provisions for financial guarantees on sales

As part of its civil engine sales campaigns, the SAFRAN Group grants two types of guarantees to its customers:

- financial guarantees whereby SAFRAN provides a guarantee to lending institutions that finance its customer;
- guarantees covering the value of assets, whereby SAFRAN grants the customer an option to return the aircraft at a given date for an agreed price.

These commitments, undertaken by SAFRAN together with General Electric, form part of financing packages proposed by aircraft manufacturers to airline companies. They correspond to the share related to engines in the financing of the aircraft.

These financial commitments are generally granted on signature of the sales agreement but do not actually take effect until the aircraft have been delivered, and only if the customer so requests.

These guarantees generate risks, the total gross amount of which does not reflect the net risk to which SAFRAN is effectively exposed, as the commitments are counter-guaranteed by the value of the underlying assets, in other words, the aircraft pledged.

The guarantees are subject to a provision that takes into account events likely to generate a future outflow of resources for the Group.

c) Provisions for performance warranties

These provisions are recorded to cover the Group's share of probable future expenses with respect to operation and performance warranties on deliveries of engines and equipment. They generally cover operation for a period of one to three years based on the type of equipment delivered and are calculated based on technical files or statistics, as the case may be, particularly with respect to the return of parts covered by a warranty.

2.3.3.14 Post-employment commitments

a) Retirement and similar commitments

Existing schemes covering retirement commitments and other long-term employee benefits are either defined benefit plans or defined contribution plans.

In the latter case, contributions paid to the organizations discharge the employer of any future obligation and no commitments are recorded in respect of these plans.

In the case of defined benefit plans, SAFRAN Group Commitments with respect to retirement and similar compensation are provided for based on an actuarial valuation of rights vested and/or vesting for employees or retirees (for the French companies) less the fair value measurement of the pension plan assets (for foreign companies).

Commitments are valued using the projected unit credit method which determines, for each employee, the present value of benefits to which current and prior year service will grant entitlement on retirement. These actuarial calculations include demographic (retirement date, employee turnover rate, etc.) and financial assumptions (discount rate, salary increase rate etc.).

When plans are funded, assets are placed with organizations responsible for paying the retirement benefits in the relevant countries.

Provisions are recorded to cover shortfalls in the fair value of assets compared with the present value of commitments under incremental retirement plans and commitments abroad, taking account of cumulative actuarial differences and past service costs not yet expensed to profit or loss.

If necessary, the impact of changes in actuarial assumptions may be spread over expected average remaining working lives of the employees in accordance with the corridor method.

An asset surplus is only recognized where it represents future economic benefits effectively available to the Group.

An actuarial valuation of plan assets and retirement obligations is performed annually by independent actuaries.

b) Other long-term benefits

Other long-term employee benefits mainly correspond to long-service awards, loyalty premiums or jubilee benefits.

2.3.3.15 Financial liabilities

The account headings related to financial liabilities comprise:

- Borrowings subject to specific terms and conditions;
- In non-current financial liabilities: borrowings, minority interest purchase commitments;
- In current financial liabilities: interest-bearing current financial liabilities, trade payables.

In accordance with IAS 39, the majority of financial liabilities are classified in "Other financial liabilities" and valued at amortized cost (borrowings, borrowings subject to specific terms and conditions, and trade payables).

a) Borrowings subject to specific terms and conditions

The SAFRAN Group has received public financing for the development of aeronautical and defense projects, in the form of repayable advances. These advances are repaid based on revenues generated by future sales of engines or equipment. The amount to be repaid from each sale is determined in advance and is set forth in agreements (fixed amount for every engine or piece of equipment sold).

Repayable advances are treated as sources of financing recognized in liabilities in the consolidated balance sheet under the heading ''Borrowings subject to specific terms and conditions.''

At inception, they are valued at the consideration for the cash received or, when acquired, for the value of probable future cash flows discounted at market terms at the date of acquisition. Subsequently, at each period-end, they are valued using the amortized cost method taking into account the most recent repayment estimates.

For certain contracts, the SAFRAN Group has to pay a fee based on replacement sales under the program once the advance has been fully repaid. This fee is not considered as a repayment of an advance but rather as an operating expense.

b) Borrowings

Borrowings and other financial liabilities are measured at amortized cost.

Interest costs are expensed in the year they are incurred.

c) Minority interest purchase commitments

The commitments undertaken by the Group to purchase minority interests in its subsidiaries are recognized in financial liabilities for the present value of the purchase, and offset against minority interests, in accordance with IAS 32. Where the value of the commitment exceeds the amount of minority interests, the Group recognizes the difference in goodwill, in the absence of any IFRS guidance. Similarly, any subsequent change in

present value is recognized in financial liabilities and offset against goodwill, except for the impact of reverse discounting which is recognized in other finance costs/income.
If, at the term of the commitment, the minority interests have not been purchased, the previously recognized entries are reversed. If the minority interests have been purchased, the amount recognized in financial liabilities is cleared by the disbursement for the purchase.

2.3.3.16 Investment subsidies

Investment subsidies are recognized in liabilities.

When the subsidy relates to an asset, the fair value is recognized in deferred income and transferred to profit or loss over the asset's expected useful life in constant annuities.

2.4. Scope of consolidation

2.4.1 Spin-off of Sagem Défense Sécurité

On June 29, 2007, the Sagem Défense Sécurité Annual General Meeting approved the partial business transfer of the Security Division to a new subsidiary, Sagem Sécurité, with retroactive effect to January 1, 2007.
As this was an internal operation, there was no impact on the Group consolidated financial statements.

2.4.2 Spin-off of Sagem Communication

On July 31, 2007 (with retroactive effect as from January 1, 2007) the Extraordinary General Meeting of Sagem Communication approved the partial business transfer of the Mobile Phone and Broadband Divisions to Sagem Mobiles and Sagem Communications respectively, and changed its corporate name to Sagem Télécommunications.
As this was an internal operation, there was no impact on the Group consolidated financial statements.

2.4.3 Orga Group

1) Final purchase price

The final purchase price for the Orga Group was set at €81 million following an arbitration decision in May 2007. The impact of the price adjustment on the consolidated financial statements is non-material.

2) Acquisition of the Orga Zelenograd minority interests

On December 14, 2007, Orga Zelenograd's parent company acquired its subsidiary's 25% minority interests for a consideration of €5 million. This transaction gives rise to goodwill of €3 million.

2.4.4 2007 changes

During fiscal year 2007, the nine companies below previously held but not material have been consolidated due to an increase in their current and future businesses:

- Aircelle Maroc
- Turbomeca Germany
- Turbomeca Asia Pacific
- Turbomeca Sud Americana
- Turbomeca Australasia
- Turbomeca do Brasil
- Turbomeca Canada
- Turbomeca Ltd (formerly Microturbo Ltd)
- Snecma Ltd.

The impact of the inclusion of these companies in the scope of consolidation is not material.

2.4.5 Discontinued operations

SAFRAN and The Gores Group have finalized the acquisition of Sagem Communications by the Gores Group. The sale and purchase agreement was entered into on January 16, 2008. The transaction was effectively completed on January 25, 2008.

On that date, the Gores Group became the Sagem Communications' majority shareholder. Among the minority shareholders, approximately 20% of the share capital is held by a group of managers and employees and 10% by SAFRAN.

Sagem Communications specializes in broadband and convergence operations: terminal printers, digital TV top box, broadband and home terminals, telecommunications systems and partnerships.

Under IFRS5, this transaction has been treated as a discontinued operation. Informations on the disposal are detailed in note 2.6.16 "Assets held for sale".

2.4.6 Assets held for sale

1) SAFRAN - Ingenico agreement

   On July 26, 2007, Ingenico and Sagem Sécurité announced that they had entered into exclusive negotiations with a view to combining their electronic payment solutions, thus creating a global leader in the field. On December 12, 2007, the Supervisory Board approved the agreement.
   The contemplated transaction would concern all the payment terminal activities of Sagem Sécurité, primarily Sagem Monetel and Sagem Danemark A/S and their respective subsidiaries.
   It will be funded via a capital increase for Sagem Sécurité at the term of which the latter will become a major shareholder of the company, with 25% of the post-transaction outstanding shares, as the situation stands.
   The assets and liabilities concerned have been combined into one single line item in the assets and liabilities of the balance sheet respectively in accordance with IFRS 5.

2) Techspace Aero military maintenance workshop

   Techspace Aero (majority-held by the SAFRAN Group) entered into a memorandum of understanding with Pratt & Whitney (United Technologies Corporation Group) whereby the US aircraft engine manufacturer would acquire 100% of the military engine maintenance business of Techspace Aero which employs approximately 100 people.
   Pratt & Whitney has been a shareholder of Techspace Aero since 1991.

Both the above transactions are described in detail in note 2.6.16. "Assets held for sale".

2.4.7 Other changes in the scope of consolidation

No other material changes at Group level were recorded during 2007.

2.5. List of consolidated companies

Company name, Form, Registered Business Address	Siren N° country	2007 Method	2007 % interest	2007 % control	2006 Method	2006 % interest	2006 % control
SAFRAN SA	**parent company**						
Direct SAFRAN SA subsidiaries							
Sagem Télécommunications - 75015 Paris (1)	480,108,158	FC	100.0	100.0	FC	100.0	100.0
Sagem Défense Sécurité - 75015 Paris	480,107,911	FC	100.0	100.0	FC	100.0	100.0
Safran Informatique - 75015 Paris	480,107,143	FC	100.0	100.0	FC	100.0	100.0
Snecma - 75015 Paris	414,815,217	FC	100.0	100.0	FC	100.0	100.0
Hispano-Suiza SA - 92707 Colombes	692,015,217	FC	100.0	100.0	FC	100.0	100.0
Aircelle - Gonfreville l'Orcher - 76700 Harfleur	352,050,512	FC	100.0	100.0	FC	100.0	100.0
Techspace Aero - B4041 Milmort	Belgium	FC	51.0	100.0	FC	51.0	100.0
Etablissements Vallaroche SA - 75015 Paris	542,028,154	FC	100.0	100.0	FC	100.0	100.0
Snecma Propulsion Solide - 33187 Le Haillan	434,021,028	FC	100.0	100.0	FC	100.0	100.0
Labinal - 78180 Montigny-le-Bretonneux	301,501,391	FC	100.0	100.0	FC	100.0	100.0
Safran USA Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Turbomeca SA - 64510 Bordes	338,481,955	FC	100.0	100.0	FC	100.0	100.0
Technofan SA - 31700 Blagnac	710,802,547	FC	66.32	100.0	FC	61.80	100.0
Sofrance SA - 87800 Nexon	757,502,240	FC	100.0	100.0	FC	100.0	100.0
Messier-Bugatti SA - 78141 Velizy	712,019,538	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty International Ltd - Gloucester	UK	FC	100.0	100.0	FC	100.0	100.0
Europropulsion SA - 92150 Suresnes	388,250,797	PC	50.0	50.0	PC	50.0	50.0
SEM MB SA - 95815 Argenteuil	592,027,312	EQ	50.0	50.0	EQ	50.0	50.0
Teuchos SA - 78990 Elancourt	352,876,197	FC	100.0	100.0	FC	100.0	100.0
Valin participation - 75015 Paris	428,704,894	FC	100.0	100.0	FC	100.0	100.0
Snecma Ltd	UK	FC	100.0	100.0	NC		
Eurofog	340,574,540	NC*	-	-	NC*	-	-
Sagem Télécommunications subsidiaries							
Sagem Communications - 75015 Paris (2) (3)	440,294,510	FC	100.0	100.0	NC		
Sagem Mobiles - 75015 Paris (2)	440,349,181	FC	100.0	100.0	NC		
Sagem Communications subsidiaries (3)							
Sagem Comunicaciones Ibérica	Spain	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Germany GmbH	Germany	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication UK Ltd	UK	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Italia Srl	Italy	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication CZ Sro	Czech Rep.	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Benelux BV	The Netherlands	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Tianjin	China	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Nordic AB	Sweden	FC	100.0	100.0	FC	100.0	100.0
Photar Sagem Electronics Co Ltd	China	FC	80.0	100.0	FC	70.0	100.0
Compagnie de Découpe de l'Ouest SAS	448,897,405	PC	76.64	76.64	PC	76.64	76.64
Dr Neuhaus Telecommunikation GmbH	Germany	FC	99.41	100.0	FC	99.41	100.0
Sagem Communication Austria GmbH	Austria	FC	100.0	100.0	FC	100.0	100.0
Sagem Magyarorszag	Hungary	FC	100.0	100.0	FC	100.0	100.0
Sagem Networks Poland Sp Zo.o	Poland	FC	68.0	100.0	FC	68.0	100.0
Sagem Tunisie Communication Sarl	Tunisia	FC	100.0	100.0	FC	100.0	100.0
Sagem Interstar	Canada	FC	100.0	100.0	FC	100.0	100.0
Sagem Electronic Equipment Beijing	China	NC*	-	-	NC*	-	-
Sagem Kabushiki Kaisha	Japan	NC*	-	-	NC*	-	-
Sagem Mauritanie	Mauritania	NC*	-	-	NC*	-	-
SCI Minerve	402,652,903	NC*	-	-	NC*	-	-
Trel Halozatepito	Hungary	NC*	-	-	NC*	-	-

FC: full consolidation / PC: proportional consolidation / EQ: equity affiliate / NC: not consolidated / *: frozen retained earning

(1) former name : Sagem Communication

(2) Creation in 2007 following the spin off of SAGEM Communication

(3) Treated as discontinued operations in 2007

Company name, Form, Registered Business Address	Siren N° country	2007 Method	2007 % interest	2007 % control	2006 Method	2006 % interest	2006 % control
Sagem Mobiles subsidiaries							
Ningbo Bird Sagem Electronics Co. Ltd	China	PC	50.0	50.0	PC	50.0	50.0
Sagem Australasia Pty Ltd	Australia	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Poland Sp Zo.o	Poland	NC*	-	-	FC	100.0	100.0
Sagem Industria e Comercio de Comunicacoes LDA	Portugal	NC*	-	-	FC	100.0	100.0
Sagem Communication Suisse	Switzerland	NC*	-	-	FC	100.0	100.0
Sagem Communicaçoes Ltda	Brazil	NC*	-	-	FC	100.0	100.0
Sagem Défense Sécurité subsidiaries							
Sagem Sécurité -75015 Paris (4)	440,305,282	FC	100.0	100.0			
Sagem Avionics Inc	USA	FC	100.0	100.0	FC	100.0	100.0
SILEC (merged in 2006)	390,654,192				FC	100.0	100.0
Sofradir	334,835,709	PC	40.0	40.0	PC	40.0	40.0
Vectronix AG	Switzerland	FC	100.0	100.0	FC	100.0	100.0
Sagem Navigation GmbH	Germany	NC*	-	-	NC*	-	-
Sagem Sécurité subsidiaries							
Sagem Orga GmbH	Germany	FC	100.0	100.0	FC	100.0	100.0
Sagem Denmark A/S	Denmark	FC	100.0	100.0	FC	100.0	100.0
Sagem Monetel	442,508,271	FC	100.0	100.0	FC	100.0	100.0
Sagem-Morpho Inc	USA	FC	100.0	100.0	FC	100.0	100.0
Wuhan Sagem Tianyu Electronics Co, Ltd	China	FC	73.34	100.0	FC	73.34	100.0
Wuhan Tianyu Information Industry Co, Ltd	China	PC	33.35	33.35	PC	33.35	33.35
Confidence	404,401,887	NC*	-	-	NC*	-	-
Sagem Xelios	437,782,535	NC*	-	-	NC*	-	-
Sagem Security International Trading Co, Ltd	China	NC*	-	-	NC*	-	-
Confidence subsidiary							
Positive	339,650,335	NC*	-	-	NC*	-	-
Sagem Orga GmbH subsidiaries							
Orga Carte et Système	400,337,432	FC	100.0	100.0	FC	100.0	100.0
Sagem Orga Pte Ltd	Singapore	FC	100.0	100.0	FC	100.0	100.0
Orga Zelenograd Smart Cards and Systems	Russia	FC	100.0	100.0	FC	75.0	100.0
Sagem Orga do Brasil	Brazil	FC	100.0	100.0	FC	100.0	100.0
Orga Smart Chip Ltd	India	FC	100.0	100.0	FC	100.0	100.0
Orga Card Systems Inc.	USA	FC	100.0	100.0	FC	100.0	100.0
Orga Card Systems Ltd	UK	FC	100.0	100.0	FC	100.0	100.0
Orga Card Portugal	Portugal	FC	100.0	100.0	FC	60.0	100.0
Orga Card Systems PTY Ltd	South Africa	FC	100.0	100.0	FC	100.0	100.0
Orga Card Systems Ltd Dubaï	United Arab Emirates	FC	100.0	100.0	FC	100.0	100.0
Orga Solutii de Carduri	Romania	FC	100.0	100.0	FC	100.0	100.0
Silec subsidiary							
Sagem Participations (merged in 2006)	452,676,182				FC	100.0	100.0
Sofradir subsidiary							
ULIS	440,508,331	PC	34.01	40.0	PC	34.01	40.0
Vectronix AG subsidiary							
Vectronix Inc	USA	FC	100.00	100.0	FC	100.00	100.0
Snecma subsidiaries							
Snecma Services SA - 75015 Paris	562,056,408	FC	100.0	100.0	FC	100.0	100.0
CFM International SA - 75105 Paris	302,527,700	PC	50.0	50.0	PC	50.0	50.0
CFM International Inc. - City of Dover, Co Kent - Delaware 19901	USA	PC	50.0	50.0	PC	50.0	50.0
Famat - 44614 Saint-Nazaire cedex	321,853,798	PC	50.0	50.0	PC	50.0	50.0
Hispano-Suiza subsidiary							
Hispano-Suiza Canada	Canada	FC	100.0	100.0	FC	100.0	100.0
Snecma Services subsidiary							
Snecma Services Participations SA - 75015 Paris	414,815,399	FC	100.0	100.0	FC	100.0	100.0
Snecma Services Participations subsidiary							
Snecma Services Brussels - 1200 Woluwé Saint Lambert	Belgium	FC	100.0	100.0	FC	100.0	100.0
CFM International Inc. subsidiary							
Shannon Engine Support Ltd - Shannon, Co Clare	Ireland	PC	50.0	50.0	PC	50.0	50.0
Aircelle subsidiaries							
Aircelle Ltd - Burnley Lancashire	UK	FC	100.0	100.0	FC	100.0	100.0
SLCA - 57192 Floranges	317,401,065	FC	100.0	100.0	FC	100.0	100.0
Aircelle Maroc	Morocco	FC	100.0	100.0	NC		
Techspace Aero subsidiary							
Techspace Aero Inc. - Cincinnati, Ohio 45246	USA	FC	51.0	100.0	FC	51.0	100.0
Filiale de Techspace Aero Inc.							
Cenco Inc. - Minnesota 55112	USA	FC	51.0	100.0	FC	51.0	100.0
Etablissements Vallaroche subsidiaries							
Soreval - L2633 Senningerberg	Luxemburg	FC	100.0	100.0	FC	100.0	100.0
Lexvall 2 - 75015 Paris	428,705,438	FC	100.0	100.0	FC	100.0	100.0
Lexvall 13 - 75015 Paris	440,291,938	FC	100.0	100.0	FC	100.0	100.0
Labinal subsidiary							
Labinal GmbH - 21129 Hambourg	Germany	FC	100.0	100.0	FC	100.0	100.0

FC: full consolidation / PC: proportional consolidation / EQ: equity affiliate / NC: not consolidated / *: frozen retained earning

(4) Creation in 2007 following the spin off of SAGEM Defense Sécurité

Company name, Form, Registered Business Address	Siren N° country	2007 Method	2007 % interest	2007 % control	2006 Method	2006 % interest	2006 % control
Safran USA Inc. subsidiaries							
Labinal Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Messier-Bugatti Systems Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Cinch Connectors Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Globe Motors Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Labinal de Mexico SA de CV - Chihuahua	Mexico	FC	100.0	100.0	FC	100.0	100.0
Labinal Corinth Inc. - Corinth/Texas 76210	USA	FC	100.0	100.0	FC	100.0	100.0
Turbomeca USA Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Globe Motors Inc. subsidiary							
Globe Motors Portugal - Modivas Vila do Conde 4485-595	Portugal	FC	100.0	100.0	FC	100.0	100.0
Turbomeca SA subsidiaries							
Microturbo SA - 31200 Toulouse	630,800,084	FC	100.0	100.0	FC	100.0	100.0
Turbomeca Africa Pty Ltd - Bonaero Park 1622	South Africa	FC	51.0	100.0	FC	51.0	100.0
Turbomeca Australasia	Australia	FC	100.0	100.0	NC		
Turbomeca Canada	Canada	FC	100.0	100.0	NC		
Turbomeca do Brasil	Brazil	FC	100.0	100.0	NC		
Turbomeca Germany	Germany	FC	100.0	100.0	NC		
Turbomeca Asia Pacific	Singapore	FC	100.0	100.0	NC		
Turbomeca Sud Americana	Uruguay	FC	100.0	100.0	NC		
Snecma Ltd subsidiary							
Turbomeca UK	UK	FC	100.0	100.0	NC		
Messier-Bugatti subsidiary							
Messier-Bugatti USA Walton - Kentucky 41094	USA	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty International Ltd subsidiaries							
Messier-Dowty SA - 78142 Velizy	552,118,846	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty Ltd - Gloucester GL2QH	UK	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty Inc. - Ajax Ontario	Canada	FC	100.0	100.0	FC	100.0	100.0
Teuchos Holding subsidiaries							
Teuchos Exploitation - 78990 Elancourt	353,054,505	FC	100.0	100.0	FC	100.0	100.0
Teuchos Ingénierie - 78990 Elancourt	440,294,452	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty Int. and Messier-Bugatti joint subsidiary							
Messier Services International - 78140 Velizy	434,020,996	FC	100.0	100.0	FC	100.0	100.0
Messier Services International subsidiaries							
Messier Services SA - 78140 Velizy	439,019,485	FC	100.0	100.0	FC	100.0	100.0
Messier Services Inc. - Sterling Virginia 20166-8914	USA	FC	100.0	100.0	FC	100.0	100.0
Messier Services Pte Ltd - Singapore 508985	Singapore	FC	100.0	100.0	FC	100.0	100.0
Messier Services Ltd - Gloucester GL29QH	UK	FC	100.0	100.0	FC	100.0	100.0
Messier Services Americas	Mexico	FC	100.0	100.0	FC	100.0	100.0
Orga Smart Chip Ltd subsidiary							
Orga Syscom Corporation Ltd	India	FC	100.0	100.0	FC	100.0	100.0
Messier Services International investment							
Hydrep - 35800 Saint-Lunaire	381,211,184	EQ	50.0	50.0	EQ	50.0	50.0
Messier Services Inc. Investment							
A-Pro Inc. Tallahassee Florida 32301	USA	EQ	50.0	50.0	EQ	50.0	50.0
Messier Services Pte Ltd subsidiary							
Messier Services Asia Pte Ltd - Singapore 508985	Singapore	FC	60.0	100.0	FC	60.0	100.0

FC: full consolidation / PC: proportional consolidation / EQ: equity affiliate / NC: not consolidated / *: frozen retained earning

2.6 Notes to the consolidated financial statements

It bears mentioning that the notes do not include items relating to discontinued operations (Broadband activity) in fiscal year 2007.

Likewise, in 2007, the notes to the balance sheet do not include items relating to assets or groups of assets held for sale.

2.6.1 Breakdown of the main components of operating income

2.6.1.1 Revenue

(in € millions)		Dec. 31, 2007	Dec. 31, 2006
Aerospace propulsion			
Original aircraft equipment		2,703	2,405
Aircraft spare parts		1,324	1,150
MRO		1,096	857
R & D contracts		211	144
Other		221	170
	subtotal	5,555	4,726
Aircraft equipment			
Original aircraft equipment		1,373	1,410
Aircraft spare parts		473	388
MRO		185	168
R & D contracts		228	207
Ingeneery		165	158
Other		137	174
	subtotal	2,561	2,505
Defense security			
Sagem Avionics		508	489
Sagem Optronics and Defense		416	423
Security		621	528
Other		1	3
	subtotal	1,546	1,443
Communications			
Mobile phones - Telecommunications		659	958
Broadband (*)		-	1,209
	subtotal	659	2,167
Total		**10,321**	**10,841**

(*) the revenue of the broadband activity for 2007 € 1,173 millions is included in discontinued operations

2.6.1.2 Other income

Other income mainly comprises operating subsidies and various other operating income as shown in the following table:

(in € millions)	**Dec .31,2007**	**Dec. 31,2006**
Research tax credit	46	39
Operating subsidies	12	22
Other operating income	15	13
Total	**73**	**74**

2.6.1.3 Raw materials and consumables used

Raw materials and consumables for the year primarily involve raw materials, supplies, subcontracting purchases and all external services.
They break down as follows:

(in € millions)	**Dec. 31, 2007**	**Dec. 31, 2006**
Raw materials, supplies and others	(2,275)	(3,138)
Bought-in goods	(201)	(153)
Changes in inventories	116	101
Sub-contracting	(2,376)	(2,217)
Purchases not held in inventory	(270)	(325)
External services	(1,617)	(1,609)
Total	**(6,623)**	**(7,341)**

2.6.1.4 Personnel costs

(in € millions)	**Dec. 31, 2007**	**Dec. 31, 2006**
Wages and salaries	(2,071)	(2,127)
Social security contributions	(822)	(871)
Statutory employee profit-sharing	(74)	(63)
Optional employee-profit sharing	(81)	(63)
Additional contributions	(21)	(25)
Other employee costs	(55)	(21)
Total	**(3,124)**	**(3,170)**

2.6.1.5 Depreciation, amortization and provisions

(in € millions)	**Dec. 31, 2007**	**Dec. 31, 2006**
Depreciation and amortization expense		
- intangible assets (*)	(233)	(277)
- property, plant and equipment	(287)	(306)
Total depreciation and amortization expense	**(520)**	**(583)**
Increase in provisions	**(210)**	**(284)**

* including the depreciation on the revalued assets at fair value, revaluation done while the Snecma Group was acquired : (€157) millions in 2007, against (€164) millions in 2006.

2.6.1.6 Asset impairment

(in € millions)	Impairment		Reversal	
	Dec. 31, 2007	**Dec. 31, 2006**	**Dec. 31, 2007**	**Dec. 31, 2006**
Asset impairment				
- intangible assets and PP&E	(110)	(120)	16	16
- financial assets	(59)	(35)	-	-
- inventories	(312)	(304)	254	289
- receivables	(58)	(90)	63	87
Total	**(539)**	**(549)**	**333**	**392**

2.6.1.7 Other operating income and expenses

Other operating income and expenses mainly include:

(in € millions)	**Dec. 31, 2007**	**Dec. 31, 2006**
Capital gains / losses on asset disposals	(6)	36 (*)
Royalties, patents and licenses	(56)	(85)
Costs on financial guarantees	-	(14)
Debt waivers	(8)	(17)
Loss on irrecoverable receivables	(6)	(16)
Other operating expenses	3	49
Total	**(73)**	**(47)**

* Including the sale of Meudon and St Ouen premises

2.6.2 Income from associates

See breakdown of balance sheet items in Note 2.6.11.

2.6.3 Net finance costs/income

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Finance costs in relation to interest-bearing liabilities	(56)	(58)
Finance income in relation to cash and cash equivalents	42	36
Cost of net borrowings and long-term debt	**(14)**	**(22)**
Loss on financial instruments	(287)	(45)
Gain on financial instruments held for trading	-	-
Foreign exchange loss	(1,199)	(1,245)
Foreign exchange gain	1,542	1,618
Foreign exchange gains (losses) on provisions	39	45
Foreign exchange financial income	**95**	**373**
Net costs of proceeds from disposal of fixed assets	(15)	(29)
Reversals of provisions	(4)	(2)
Increase in provisions	-	29
Discount impact	(30)	(35)
Other	(1)	(2)
Total other finance costs / income	**(50)**	**(39)**
Total Finance income	**31**	**312**
of which finance costs	**(1,592)**	**(1,416)**
of which finance income	**1,623**	**1,728**

Impact of financial instruments on net finance costs/income:

December 31, 2007 *(in € million)*	Interest income	Interest expense	Impairment expense	Fair value remeasurement through P&L (1)	Capital gains and losses	Discounting reversal expense	Other	P&L impact
Assets available for sale								
- non consolidated investements			(4)	*	(15)		1	**(18)**
Financial loans	5		-	-	-	-	-	**5**
Trade receivables	2		-	(76)	-	-	-	**(74)**
Financial assets at fair value through P&L								
- Cash equivalent at fair value through P&L	-			18	5		-	**23**
- Derivative instruments at fair value				32	-		-	**32**
Liabilities at amortized cost								
- Liabilities subject to specific conditions		(5)		-	-	(25)	-	**(30)**
- Interest bearing financial liabilities		(43)		-	-	-	-	**(43)**
- Trade and other payables		-		100	-	-	-	**100**
Total	**7**	**(48)**	**(4)**	**74**	**(10)**	**(25)**	**1**	**(5)**

(1) Including the impact of the remeasurement of financial derivatives denominated in foreign currencies

* Of which € 16 million impact from the change in fair value recognized in equity

December 31, 2006 *(in € million)*	Interest income	Interest expense	Impairment expense	Fair value remeasurement through P&L (1)	Capital gains and losses	Discounting reversal expense	Other	P&L impact
Assets available for sale								
- non consolidated investements			(2)	*	-		4	**2**
Financial loans	3		-	-	-	(1)	-	**2**
Trade receivables	4		-	(66)	-	-	-	**(62)**
Financial assets at fair value through P&L								
- Cash equivalent at fair value through P&L	-			16	5		-	**21**
- Derivative instruments at fair value				343	-		-	**343**
Liabilities at amortized cost								
- Liabilities subject to specific conditions		(8)		-	-	(24)	-	**(32)**
- Interest bearing financial liabilities		(45)		-	-	-	-	**(45)**
- Trade and other payables		-		51	-	-	-	**51**
Total	**7**	**(53)**	**(2)**	**344**	**5**	**(25)**	**4**	**280**

(1) Including the impact of the remeasurement of financial derivatives denominated in foreign currencies

* Of which € 16 million impact from the change in fair value recognized in equity

2.6.4 Income tax

2.6.4.1 Income tax expense

The income tax expense breaks down as follows:

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Current tax income / (expense)	(269)	(235)
Deferred tax income / (expense)	244	126
Total tax income / (expense)	**(25)**	**(109)**

The current tax charge corresponds to amounts paid or payable to the tax authorities in the short term in respect of the current period, in accordance with prevailing legislation in the various countries and certain agreements (e.g. group consolidated for tax purposes).

A number of Group companies were the subject of tax audits during 2006 covering fiscal years 2003, 2004 and 2005. Some of these audits were ongoing in 2007. Based on the revised assessments received and exchanges with the French *Direction des Vérifications Nationales et Internationales* (national and international audit office) and *Direction de la Législation Fiscale* (tax legislation office), the companies have:

- accrued in 2006 and 2007 the expenses in respect of those revised assessments they have accepted or intend to accept,
- assessed as of the end of 2007 the amounts they will most likely have to pay in respect of contested revised assessments and, after taking account of deferred taxes already recognized, recorded provisions in the amount of residual risks.

The impact of these tax audits on the fiscal year is €6 million (€19 million in 2006).

2.6.4.2 Effective tax rate

The effective tax rate breaks down as follows:

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Profit/(income) before tax	41	130
Standard tax rate for the Group	34.43%	34.43%
Tax (expense)/income at standard rate	**(14)**	**(45)**
Impact of permanent differences	2	11
Impact of reduced tax rates	12	13
Impact of not recognized taxes	(3)	(60)
Impact of tax adjustments	(6)	(19)
Impact of tax credits and other items	(16)	(9)
Current tax income/(expense)	**(25)**	**(109)**
Effective rate of income tax (%)	60.98%	83.85%

Research tax credits have been classified under the heading "other income" in the income statement.

2.6.4.3 Deferred tax assets and liabilities

2.6.4.3.1 Deferred tax assets and liabilities break down as follows:

(in € millions)	Assets	Liabilities	Net
Net deferred tax assets (liabilities) as of Decembre 31, 2006	**120**	**929**	**(809)**
Deferred tax income (expenses) in the profit and loss statement	40	(204)	244
Deferred taxes booked in equity	-	40	(40)
Reclassification (*)	(2)	(12)	10
Translation adjustments	(4)	(3)	(1)
Change in scope of consolidation	4	(5)	9
Net deferred tax assets (liabilities) as of Decembre 31, 2007	**158**	**745**	**(587)**

(*) of which € (6) millions in liabilities held for sale

2.6.4.3.2 Deferred taxes recognized in equity:

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Hedging relationships	-	40
Available-for-sale assets	-	-
Treasury shares	-	(4)
Total	-	36

2.6.4.3.3. Deferred tax base:

(in € millions)	Dec. 31,2007	Dec. 31,2006
Deferred tax asset bases		
Intangible and tangible assets	(2,473)	(2,604)
Inventories and work-in-progress	229	133
Current Assets/ Liabilities	(277)	(319)
Financial Assets/ Liabilities	156	(101)
Provisions	900	871
Taxation adjustments	(191)	(157)
Losses carried forward and tax credits	181	112
Total deferred tax asset bases	**(1,475)**	**(2,065)**
Total gross deferred tax balance	**(513)**	**(712)**
Total deferred tax not recognized	**(74)**	**(97)**
Total net deferred taxes recorded	**(587)**	**(809)**

2.6.4.4 Current tax assets and liabilities

Movements in tax assets and liabilities are as follows:

(in € millions)	Assets	Liabilities	Net
Net tax assets (liabilities) as of December 31, 2006	**68**	**21**	**47**
Movement during the period	(40)	16	**(56)**
Change in scope of consolidation	2	2	-
Reclassification (*)	(2)	5	**(7)**
Translation adjustments	(1)	(1)	-
Net tax assets (liabilities) as of December 31, 2007	**27**	**43**	(16)

(*) of which € (1) millions in assets held for sale

2.6.5 Earnings per share

The Group's potentially dilutive shares include stock options and bonus shares issued for nil consideration to Sagem SA employees prior to the merger.

There were no other transactions involving shares or potential shares between the year-end and the completion of these financial statements.

Earnings per share are as follows:

	Index	Dec .31, 2007	Dec. 31, 2006
Numerator (in € millions)			
Net profit for the period	(a)	39	9
Net profit from continuing operations	(i)	9	
Net profit from discontinued operations	(j)	30	
Denominator (in shares)			
Total number of shares	(b)	417,029,585	417,029,585
Number of treasury shares held	(c)	5,789,902	7,117,552
Number of shares excluding treasury shares	(d)=(b-c)	411,239,683	409,912,033
Weighted average number of shares (excluding treasury shares)	(d')	410,774,009	409,693,960
Potentially dilutive ordinary shares :			
Dilutive impact of purchase options and bonus shares granted to Sagem SA employees prior to the merger	(e)	237,887	1,105,418
Weighted average number of shares after dilution	(f)=(d'+e)	411,011,896	410,799,378
Ratio: earnings per share (in euro)			
Basic earnings per share: profit/(loss)	(g)=(a*1million)/(d')	0.09	0.02
Diluted earnings per share: profit/(loss)	(h)=(a*1million)/(f)	0.09	0.02
Ratio: earnings per share of continuing operations (in euro)			
Basic earnings per share: profit/(loss)	(k)=(i*1million)/(d')	0.02	0.02
Diluted earnings per share: profit/(loss)	(l)=(i*1million)/(f)	0.02	0.02
Ratio: earnings per share of discontinued operations (in euro)			
Basic earnings per share: profit/(loss)	(m)=(j*1million)/(d')	0.07	
Diluted earnings per share: profit/(loss)	(n)=(j*1million)/(f)	0.07	

2.6.6 Dividends proposed and voted

The dividends on treasury shares were not paid. They were transferred to retained earnings.

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Submitted for approval at the ordinary general meeting		
Dividend paid on ordinary shares	167	92
Net dividend per share (in €)	0.40	0.22
Voted and paid during the year		
Dividend paid on ordinary shares	90	148
Net dividend per share	0.22	0.36

2.6.7 Goodwill

The breakdown of goodwill is as follows:

(in € millions)	Dec. 31, 2006 Net	Changes in scope of consolidation	Reclassification in Assets held for sale	Impairment	Translation adjustments	Dec. 31, 2007 Net
Snecma	253					253
Turbomeca SA	225					225
Aircelle	213					213
Labinal	208					208
Hispano Suiza	96					96
Messier Dowty SAS	94					94
Messier Bugatti	93					93
Snecma Propulsion Solide	66					66
Sagem Orga	66					66
Teuchos SA	52					52
Techspace Aero	47					47
Snecma Services	46					46
Sagem Défense Sécurité	42					42
Vectronix	23				(1)	22
Sagem Télécommunications	21		(21)			-
Microturbo SA	12					12
Globe Motors Inc	10				(1)	9
Cinch Connectors Inc	6				(1)	5
Sagem-Interstar	5		(5)			-
Wuhan Tianyu Information Industry	5			(1)		4
Sofrance	4					4
Orga Zelenograd Smart Cards & Systems		3				3
Other	2		(1)			1
Total	**1,589**	**3**	**(27)**	**(1)**	**(3)**	**1,561**

The SAFRAN Group performed impairment tests at entity level.

The main assumptions underlying the assessment of the value in use of the Cash Generating Units are as follows:

- Operating forecasts take into account general economic data, specific inflation rates for each geographical area and a US dollar exchange rate based on existing hedge contracts, available market information and medium to long-term macro-economic assumptions. Regarding the USD, exchange rates used are Euro 1=USD 1.5 until the end of 2011 and Euro 1=1.35 thereafter.
- Terminal values are based on a growth rate of 1.5%, with the exception of the main entities of the Propulsion Branch, for which a growth rate of 2% was adopted.
- The benchmark discount rate is 7.5% after tax, applied to post-tax cash flows.

It resulted that:

- No additional impairment was recognized for the assets taken separately, apart from that already recognized in the financial statements.
- The recoverable amount of each CGU totally justifies the goodwill recorded in Group assets.

In addition, a sensitivity analysis was carried out in respect of the principal SAFRAN Group goodwill balances, by varying the main assumptions as follows:

- Change in the US dollar exchange rate of USD/EUR of 5%,
- Increase in the benchmark discount rate of 0.5%,
- Decrease in the perpetual growth rate of 0.5%.

The above changes in the main assumptions, taken individually or cumulatively, do not produce values in use below net carrying amounts and, as such, did not result in the recognition of goodwill impairment.

2.6.8 Intangible assets

Intangible assets break down as follows:

	Dec. 31, 2007			Dec. 31, 2006		
(in € millions)	Brut	Amort. / dépréc.	Net	Brut	Amort. / dépréc.	Net
Brand names	147	(4)	143	147	(2)	145
Programs	2,695	(544)	2,151	2,704	(355)	2,349
Development expenditure	787	(260)	527	625	(200)	425
Concessions, patents, licences	52	(44)	8	52	(41)	11
Software	220	(159)	61	186	(132)	54
Other	129	(38)	91	101	(29)	72
Total	**4,030**	**(1,049)**	**2,981**	**3,815**	**(759)**	**3,056**

Brands with an indefinite life amount to €119 million and comprise the Snecma (€85 million) and Turbomeca (€34 million) brands. The Snecma general interest brand encompasses the related brands of Snecma Moteurs, Snecma Services and Snecma Propulsion Solide.

The weighted average remaining amortization of the programs is around 11 years.

Movements in intangible assets break down as follows:

(in € millions)	Gross	Amortization/ impairment	Net
December 31, 2006	**3,815**	**(759)**	**3,056**
Internally produced assets	216	-	216
Additions	39	-	39
Disposals and assets removed	(5)	3	(2)
Amortization	-	(232)	(232)
Impairment losses recognized in profit or loss	-	(74)	(74)
Reclassifications (*)	(29)	13	(16)
Changes in scope of consolidation	3	(1)	2
Translation adjustments	(9)	1	(8)
December 31, 2007	**4,030**	**(1,049)**	**2,981**

(*) of which € (22) millions net in Assets held for sale

Research expenditure recognized in expenses for 2007 amounts to €691 million (exclusive of discontinued operations) (€746 million in 2006).

Capitalized development expenditure as of December 31, 2007 amounts to €188 million (€284 million in 2006). In 2007, development expenditure amortization was recognized in expenses in the amount of €30 million (€52 million in 2006).

In addition, revalued assets (allocation of the Snecma group purchase price) were amortized in the amount of €157 million.

Impairment tests essentially led to the impairment of development expenditure relating to the Propulsion Branch TP400 and GP7200 programs in the amount of €61 million.

2.6.9 Property, plant and equipment

2.6.9.1 Breakdown

(in € millions)	Dec. 31, 2007			Dec. 31, 2006		
	Gross	Deprec. / impairment	Net	Gross	Deprec. / impairment	Net
Land	216	-	216	215	-	215
Buildings	821	(448)	373	786	(411)	375
Technical facilities, equipment and tooling	3,185	(2,257)	928	3,216	(2,320)	896
PP&E in course of construction, advances	244	(29)	215	241	(16)	225
Site development and preparation costs	23	(13)	10	22	(11)	11
Buildings on land owned by third parties	37	(14)	23	30	(17)	13
Computer hardware and other equipment	355	(273)	82	361	(270)	91
Total	**4,881**	**(3,034)**	**1,847**	**4,871**	**(3,045)**	**1,826**

Assets held under finance leases, recognized in property, plant and equipment, break down as follows:

(in € millions)	Dec. 31, 2007			Dec. 31, 2006		
	Gross	Deprec. / impairment	Net	Gross	Deprec. / impairment	Net
Land	5	-	5	5	-	5
Buildings	73	(40)	33	80	(47)	33
Technical facilities, equipment and tooling	42	(23)	19	60	(32)	28
Computer hardware and other equipment	22	(16)	6	21	(13)	8
Total	**142**	**(79)**	**63**	**166**	**(92)**	**74**

2.6.9.2 Movements

Movements in property, plant and equipment break down as follows:

(in € millions)	**Gross**	**Depreciation / impairment**	**Net**
December 31, 2006	**4,871**	**(3,045)**	**1,826**
Internally produced assets	61	-	61
Additions	409	-	409
Disposals and assets removed	(226)	185	(41)
Depreciation	-	(287)	(287)
Net impairment	-	(20)	(20)
Reclassifications (*)	(203)	118	(85)
Changes in scope of consolidation	44	(15)	29
Translation adjustments	(75)	30	(45)
December 31, 2007	**4,881**	**(3,034)**	**1,847**

(*) of which € (61) millions net in Assets held for sale

Impairment tests led to the recognition of an impairment charge on some items of property, plant and equipment used in the production process for an amount of €12 million relating to Snecma and €6 million relating to Aircelle.

2.6.10 Non-current financial assets

Non current financial assets include:

	Dec. 31, 2007			Dec. 31, 2006		
(in € millions)	Gross	Depreciation / impairment	Net	Gross	Depreciation / impairment	Net
Non-consolidated investments	**362**	**(143)**	**219**	**353**	**(99)**	**254**
Unlisted shares	297	(142)	155	289	(99)	190
Listed shares	65	(1)	64	64	-	64
Other financial assets	**70**	**(3)**	**67**	**113**	**(3)**	**110**
Total	**432**	**(146)**	**286**	**466**	**(102)**	**364**

2.6.10.1 Non-consolidated investments

They include SAFRAN Group holdings in various non-consolidated companies, the most significant of which are:

(in € millions)	As of	Percentage of control	Shareholders' equity including profit/loss for the period	Net profit and loss	Net carrying amount
Sichuan Snecma Aero-Engine Maintenance	Dec. 31, 2006	52.67	4.5	0.1	3.7
Snecma Morocco Engine Services SAS	Dec. 31, 2006	51.00	2.9	0.3	2.5
Suzhou I	Dec. 31, 2006	100.00	5.7	(0.2)	9.3
Suzhou II	Dec. 31, 2006	100.00	5.2	(0.5)	9.4
Messier Dowty Singapore Pte	Dec. 31, 2006	100.00	2.5	(0.4)	8.6
Hispano Suiza Polska	Dec. 31, 2006	100.00	9.0	0.2	12.1
Arianespace Participation	Dec. 31, 2006	10.44	51.3	6.3	5.4
Embraer	Dec. 31, 2006	1.12	1,842.9	215.2	63.5
RRTM	Dec. 31, 2006	50.00	3.5	0.2	-
GEAM (1)	Dec. 31, 2006	19.95	154.2	38.1	40.7

(1) owned by SSP Inc., a not consolidated company owned by Snecma Services Participations

2.6.10.2 Other non-current financial assets

Other non-current financial assets break down as follows:

(in € millions)	December 31, 2006	Increases / acquisitions	Redemptions / disposals	Reversals	Changes in scope of consolidation	Reclassification	December 31, 2007
Sales-financing loans	42	-	(11)	-	-	(31)	-
Loans non consolidated companies	24	6	(2)	-	(3)	(6)	19
Loans to employees	24	2	-	-	-	(3)	23
Deposits and guarantees	6	3	(1)	-	(1)	-	7
Other	14	5	(2)	-	-	1	18
Total	**110**	**16**	**(16)**	-	**(4)**	**(39)**	**67**

Loans to non consolidated investments correspond to revolving credit account agreements.

2.6.11 Investments in associates

A-Pro, Hydrep and SEMMB are consolidated under the equity method on account of the terms of the agreements with the other partners.

The Group's share in the net equity and income of associates breaks down as follows:

		Dec. 31, 2007			Dec. 31, 2006
(in € millions)	% interest	Equity	Income from associates	Net	Net
A-Pro Inc.	50.00%	4	2	6	6
Hydrep	50.00%	4	1	5	5
SEM MB	49.96%	5	1	6	5
Cinch SA (1)	100.00%	10	-	10	12
Frozen entities SAGEM (2)	100.00%	7	-	7	4
Total		**30**	**4**	**34**	**32**

(1) Company which will be merged into SAFRAN and for which the equity was frozen as of January 1, 2005
(2) Companies removed from the scope of consolidation and for which the retained earnings were frozen

2.6.12 Other non-current assets

(in € millions)	Dec. 31, 2006	Movements during the period	Changes in scope of consolidation	Reclassifications	Dec. 31, 2007
Receivables on disposal of property, plant and equipment	1	-	1	-	2
Receivables relating to employees taking early retirement	15	(7)	-	-	8
Total	**16**	**(7)**	**1**	**-**	**10**

2.6.13 Current financial assets

Current financial assets mainly correspond to financial assets maturing in less than one year initially classified as non-current.

They break down as follows:

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Sales-financing loans	34	4
Loans to affiliates	69	100
Loans to employees	4	4
Total	**107**	**108**

Sales financing-related loans correpond to loans granted on an exceptional basis to Safran's customers or Group companies as an alternative to financial guarantees (see Note 2.9.4.). They are recorded in the balance sheeet as loans and accounted for at their nominal value less any repayments received.

2.6.14 Inventories

Inventories break down as follows:

(in € millions)	Dec. 31, 2007 Net	Dec. 31, 2006 Net
Raw materials and other supplies	590	558
Work-in-progress	1,295	1,182
Semi-finished and finished goods	1,452	1,433
Bought-in goods	83	67
Total	**3,420**	**3,240**

Movements in inventories and work-in-progress break down as follows:

(in € millions)	Gross	Write-down	Net
December 31, 2006	**3,713**	**(473)**	**3,240**
Movement during the period	421	-	421
Net impairment	-	(58)	(58)
Reclassification (*)	(201)	17	(184)
Changes in scope of consolidation	31	(6)	25
Translation adjustments	(28)	4	(24)
December 31, 2007	**3,936**	**(516)**	**3,420**

(*) of which € (178) millions in assets held for sale

2.6.15 Trade and other receivables

Trade and other receivables break down as follows:

(in € millions)	Dec. 31, 2006 Net	Movement during the period	Net impairment	Changes in scope of consolidation	Reclassification (*)	Translation adjustments	Dec. 31, 2007 Net
Operating receivables	**4,110**	**161**	**(1)**	**(4)**	**(420)**	**(18)**	**3,828**
Debit balances on trade payables / advance payments to suppliers	246	13	-	2	(14)	(1)	246
Trade receivables and related accounts	3,844	145	(1)	(6)	(405)	(17)	3,560
Current accounts operating	7	1	-	-	(1)	-	7
Employee-related receivables	13	2	-	-	-	-	15
Other receivables	**108**	**7**	**6**	-	**(22)**	**(1)**	**98**
Prepayments	35	13	-	-	(1)	-	47
Other receivables	73	(6)	6	-	(21)	(1)	51
Total	**4,218**	**168**	**5**	**(4)**	**(442)**	**(19)**	**3,926**

(*) of which € (438) millions in assets held for sale

2.6.16 Assets held for sale

Discontinued operations are the operations of Sagem Communications whose sale to The Gore Group has been finalized in early 2008. The groups of assets held for sale mainly correspond to those of Monetel and Sagem Denmark and their subsidiaries that are to be contributed to Ingenico in March 2008.

The table below shows the 2007 results of the Broadband activity (discontinued operation).

(in € millions)	Dec. 31, 2007
Revenue	1,173
Raw materials and consumables used	(847)
Personnel costs	(196)
Depreciation and amortization expense , increase in provisions, asset impairment	(62)
Other operating income / expenses	(25)
Profit (loss) from operations	43
Net finance costs / income	(8)
Income tax expense on discontinued operations	(5)
Profit from discontinued operations	**30**

The number of employees relating to discontinued operations is 6,236.

The net income expected from the sale is €47 million, with the related tax of €36 million.

The assets and liabilities of the Sagem Communications discontinued operations and the groups of assets and liabilities held for sale break down as follows:

(in € millions)	Dec 31, 2007			
Group of assets held for sale	**Sagem Communications**	**Monetel / Sagem Danemark**	**Workshop of Techspace Aéro**	**Total**
Goodwill	26	1	-	**27**
Fixed assets	74	15	6	**95**
Current Assets	572	67	18	**657**
Total assets held for sale	**672**	**83**	**24**	**779**
Non-current liabilities	36	2	2	**40**
Current liabilities	376	26	10	**412**
Total liabilities held for sale	**412**	**28**	**12**	**452**

2.6.17 Other current assets

(in € millions)	Dec. 31, 2006	Movements during the period	Changes in scope of consolidation	Reclassifications (*)	Translation adjustements	Dec. 31, 2007
VAT receivables	136	45	2	(16)	-	167
State aid, accrued receivables	3	-	-	-	-	3
Other State receivables	12	2	(1)	-	-	13
Total	**151**	**47**	**1**	**(16)**	**-**	**183**

(*) of which € (16) millions in assets held for sale

2.6.18 Cash and cash equivalents

(in € millions)	Dec. 31, 2007	Dec .31 , 2006
Maturity less than 3 months from trade date with no interest rate risk		
Negotiable debt securities	390	43
UCITS	9	215
Money market accounts	101	168
Sight and time deposits	230	317
Total	**730**	**743**

(in € millions)	
December 31, 2006	**743**
Movement during the period	31
Changes in scope of consolidation	3
Reclassification (*)	(45)
Translation adjustments	(2)
December 31, 2007	**730**

(*) of which € (45) million in assets held for sale

2.6.19 Summary of financial assets

2.6.19.1 Fair value of derivative instruments

The table below shows the net carrying amount and fair value of the Group's derivative instruments as of December 31, 2007 and 2006:

	Carrying amount					
	At amortized cost		At fair value		Total	Fair value
December 31, 2007	Loans and receivables (a)	Assets held to maturity (b)	Assets at fair value through P&L (c)	Assets available for sale (d)	=a+b+c+d	
(in € millons)						
Long term financial assets						
Non consolidated investments				219	219	219
Other long term financial assets - non current	67				67	67
Subtotal long term financial assets-non current	**67**	**-**	**-**	**219**	**286**	**286**
Long term financial assets- current	107				107	107
Derivative financial instruments - assets			126		126	126
Trade receivables	3,560				3,560	3,560
Current accounts and other receivables	58				58	58
Cash and cash equivalement			730		730	730
Subtotal financial assets-current	**3,725**	**-**	**856**	**-**	**4,581**	**4,581**
Total financial assets	**3,792**	**-**	**856**	**219**	**4,867**	**4,867**

December 31, 2006	Carrying amount					
	At amortized cost		At fair value		Total	Fair value
	Loans and receivables (a)	Assets held to maturity (b)	Assets at fair value through P&L (c)	Assets available for sale (d)	=a+b+c+d	
(in € millons)						
Long term financial assets						
Non consolidated investments				254	254	254
Other long term financial assets - non current	110				110	110
Subtotal long term financial assets-non current	**110**			**254**	**364**	**364**
Long term financial assets- current	108				108	108
Derivative financial instruments - assets			397		397	397
Trade receivables	3,844				3,844	3,844
Current accounts and other receivables	80				80	80
Cash and cash equivalement			743		743	743
Subtotal financial assets-current	**4,032**		**1,140**		**5,172**	**5,172**
Total financial assets	**4,142**		**1,140**	**254**	**5,536**	**5,536**

- Non-consolidated investments:

Non-consolidated investments mainly concern investments in industrial companies to be held on a long-term basis. Due to the lack of information on fair value, they are stated at purchase cost less impairment where applicable.

- Derivative instrument assets:

Following the SAFRAN Group's decision as of July 1, 2005 to use so-called speculative accounting for its derivative instruments, the change in fair value of these instruments is recognized in net finance costs/income. However, fair value gains and losses on financial instruments recognized as of June 30, 2005 in comprehensive income in the negative amount of €233 million in respect of the effective portion of cash flow hedges, were released to the income statement via revenue following the use of hedges existing at this date, in the amount of €117 million for the fiscal year (€78 million in 2006).

2.6.19.2 Financial assets maturity schedule

The maturities of current and non-current financial assets break down as follows:

(in € millions)	Carrying value	Neither past due nor impaired	Past due and not impaired (in days) < 30	31 - 90	90 - 180	181 - 360	> 360	Total past due	Past due and impaired
December 31, 2007									
Long-term financial assets-current portion	107	102	-	1	-	2	2	5	-
Long term financial assets non current portion (1)	67	67						-	-
Trade receivables	3,560	2,988	203	224	50	41	21	539	33
Current accounts and other receivables	58	54	1	-	-	1	2	4	-
December 31, 2006									
Long-term financial assets-current portion	108	106	-	-	-	-	2	2	-
Long term financial assets non current portion	110	110						-	-
Trade receivables	3,844	3,343	161	114	65	45	42	427	74
Current accounts and other receivables	80	63	-	1	3	12	1	17	-

(1) non consolidated investments excluded

2.6.19.3 Fixed-rate and floating-rate financial assets

Fixed-rate and floating-rate financial assets break down as follows:

	Dec. 31, 2007		Dec. 31, 2006	
(in € millions)	Base	Interest rate	Base	Interest rate
Non-current financial assets (1)	67	1.50%	110	4.02%
Current financial assets	107	4.45%	108	3.16%
Financial assets	**174**	**3.31%**	**218**	**3.60%**
Cash and cash equivalents	**730**	**Eonia/Fed**	**743**	**Eonia/Fed**
Total	**904**		**961**	

(1) excluding non-consolidated investments

2.6.20 Consolidated shareholders' equity

2.6.20.1 Share capital

As of December 31, 2007, the share capital of SAFRAN was fully paid up and comprised 417,029,585 shares of €0.20 par value each.

SAFRAN's shareholders' equity does not include any equity instruments issued other than its shares.

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Net debt (§ 2.6.26.)	169	419
Total equity	4,505	4,512
Gearing	**4%**	**9%**

2.6.20.2 Breakdown of share capital and voting rights

Each share carries entitlement to one vote. Shares held in registered form for over two years have double voting rights.
The 5,789,902 treasury shares have no voting rights.

The changes in the breakdown of share capital and voting rights are as follows:

December 31, 2007

Shareholders	Number of shares	% Share capital	Number of voting rights	% Voting wrights
Private investors	169,376,404	40.61%	182,120,897	33.17%
French State	126,811,995	30.41%	151,578,017	27.61%
Employes corporate mutual funds	84,278,339	20.21%	156,009,375	28.41%
AREVA	30,772,945	7.38%	59,363,695	10.81%
Treasury shares	5,789,902	1.39%	-	0.00%
Total	**417,029,585**	**100.00%**	**549,071,984**	**100.00%**

December 31, 2006

Shareholders	Number of shares	% Share capital	Number of voting rights	% Voting wrights
Private investors	164,260,647	39.39%	174,796,392	34.48%
French State	128,641,895	30.84%	128,641,895	25.37%
Employes corporate mutual funds	86,236,546	20.68%	144,198,413	28.44%
AREVA	30,772,945	7.38%	59,363,695	11.71%
Treasury shares	7,117,552	1.71%	-	-
Total	**417,029,585**	**100%**	**507,000,395**	**100%**

2.6.20.3 Consolidated retained earnings

Movements in consolidated retained earnings are as follows:

	€ million
As of December 31, 2006	**4,296**
- Allocation of 2006 net income to retained earnings	9
- Dividend distribution	(90)
- Treasury and bonus shares	13
- Change in currency translation adjustment	(49)
- Change in fair value of assets available for sale	9
- Other	1
As of December 31, 2007	**4,189**

The SAFRAN Group has not purchased any treasury shares since January 1, 2005. In addition, the SAFRAN Group has deducted €(86) million of treasury shares from its consolidated equity.

The SAFRAN Group does not own any hybrid financial instruments with equity components that should be classified in consolidated equity.

2.6.20.4 Share-based payments

2.6.20.4.1 Stock options

The Group granted its employees stock options under the following plans:

	Plan 2002	Plan 2003	Plan 2004
Date of Shareholders' Meeting	05.17.2002	04.23.2003	04.21.2004
Date of Management Board Meeting (Board of Directors meeting prior to April 24, 2001)	05.17.2002	04.23.2003	04.21.2004
Start date from which options may be exercised	05.17.2004	04.23.2005	04.21.2008
Expiry date	05.17.2007	04.23.2008	04.21.2009
Strike price in euro (*)	10.29	10.63	17.26
Number of options granted (*)	1,166,667	1,050,435	750,000
Number of beneficiaries	197	173	96

(*) adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004

The number of options and the strike price were adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004.

Changes in the number of options and the average strike price are as follows:

Figures adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004	Number of options	Weighted average strike price
Number of options outstanding as of December 31, 2005	4,227,640	16.37
Number of options granted in 2006	-	-
Number of options exercised in 2006	(599,495)	10.67
Number of options expired in 2006 and not exercised	(1,481,440)	23.76
Number of options outstanding as of December 31, 2006	2,146,705	12.86
Number of options available for exercise as of Dec. 31, 2006	1,396,705	10.50
Number of options granted in 2007	-	-
Number of options exercised in 2007	(821,250)	10.45
Number of options expired in 2007 and not exercised	(120,225)	10.29
Number of options outstanding as of December 31, 2007	1,205,230	14.76
Number of options available for exercise as of Dec. 31, 2007	455,230	10.63

A total of 455,230 options were available for exercise at the year end.

Outstanding options have a strike price of between €10.63 and €17.26. They have a contractual weighted average maturity of 0,5 years as of December 31, 2007.

The breakdown of the number of options per plan is as follows:

number of options (adjusted)	Dec. 31, 2007	Dec. 31, 2006
2002 Plan	-	546,105
2003 Plan	455,230	850,600
2004 Plan	750,000	750,000
Total options	**1,205,230**	**2,146,705**

Only those plans granted after November 7, 2002 and not yet vested as of January 1, 2006 are measured and recognized. Plans granted prior to November 7, 2002 are not therefore recognized. Under these conditions, two stock option plans (2003 and 2004 plans) were measured and recognized using the Black & Scholes model.

The expense recognized in respect of 2007 concerns the 2004 plan.

No plan was granted in 2007.

	2004 Plan
Valuation of stock option plans (in € millions)	4.00
Share price when options granted (in euro) *	18.10
Option subscription price (in euro) *	17.26
Volatility	30%
Risk-free interest rate	3,2 % - 3, 32 %
Vesting period	4 ans
Exercise period	5 ans
Dividend distribution rate	1.07%

* Figures adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004

The expected volatility corresponds to the volatility of the share in the past 2 years.

The expense recognized in the income statement totaled €1 million for the year ended December 31, 2007 and €1 million for the year ended December 31, 2006, respectively.

2.6.20.4.2 Bonus shares granted to Sagem SA employees prior to the merger

The Extraordinary Shareholders' Meeting of May 11, 2005 decided a bonus share issue in favor of Sagem SA employees, prior to the merger, in accordance with the new regulations set forth in the 2005 French Finance Law. All employees received 50 shares, provided they had at least one year's service on the eve of the Extraordinary Shareholders' Meeting and held, directly or indirectly, Sagem SA shares through the company mutual funds. The total expense represented by this bonus share issue was determined under IFRS based on market prices and turnover assumptions. It is amortized on a straight-line basis over the 2-year vesting period, as from the date of grant by the Management Board.

The expense recognized in the income statement totaled €2.5 million for the year ended December 31, 2007.

Number of bonus shares granted as of January 1, 2007	554 700
Number of bonus shares granted in 2007	-
Number of bonus shares granted as of December 31, 2007	554 700
Number of bonus shares definitly acquired	506 400

2.6.21 Provisions

Provisions break down as follows:

(in € millions)	Dec. 31, 2006	Increase in provisions	Utilization	Changes in scope of consolidation	Other movements (*)	Dec. 31, 2007
Reserves for performance warranties	392	150	(166)	-	(17)	359
Financial guarantees	131	3	(53)	-	1	82
Services to be rendered	427	199	(143)	1	(12)	472
Employee-related commitments	59	12	(11)	(1)	0	59
Post employment benefits	416	35	(33)	2	(27)	393
Sales agreements and long-term receivables	133	71	(63)	(1)	1	141
Losses to completion	351	375	(213)	-	(4)	509
Disputes and litigation	27	20	(4)	-	-	43
Negative equity of non-consolidated companies	18	9	(13)	-	-	14
Other	123	45	(42)	-	(13)	113
Total	**2,077**	919	(741)	1	(71) (*)	**2,185**
Non-current	**976**	326	(141)	0	(109)	**1,052**
Current	**1,101**	593	(600)	1	38	**1,133**

(*) of which € (60) millions in liabilities held for sale

No significant provisions to cover environmental risks were recognized during the year.

Reversals of provisions break down as follows:

- Used: €(439) million
- Transferred: €(125) million
- Reversals not used: €(177) million

2.6.21.1 Post employment commitments

The Group has various commitments with respect to defined benefit retirement plans, retirement termination payments and other obligations in France and abroad. The accounting treatment of these various commitments is described in the valuation rules and methods.

The Group's financial position with respect to these commitments is as follows:

(in € millions)	France	UK	Europe other	Canada	**Total Dec.31, 2007**	Dec.31,2006
Commitments	321.1	270.0	52.6	19.4	**663.1**	721.4
Fair value of assets	10.1	240.1	26.1	17.2	**293.5**	281.3
Unrecognized items	(12.4)	(12.7)	1.0	0.9	**(23.2)**	23.6
Provision	323.4	42.6	25.6	1.3	**392.9**	416.5
- Defined benefit retirement plans	*22.3*	*42.6*	*19.8*	*1.3*	**86.0**	*99.9*
- Retirement termination payments	*274.1*	-	*5.8*	-	**279.9**	*286.3*
- Other employee benefits	*27.0*	-	-	-	**27.0**	*30.3*

Main assumptions used to calculate commitments:

(in € millions)		Euro Zone	U.K.	Switzerland	Canada
Discount rate	Dec. 31,2007	5.00%	5.80%	3.00%	5.50%
	Dec.31,2006	*4.50%*	*5.00%*	*3.00%*	*5.00%*
Inflation rate	Dec. 31,2007	2.00%	3.20%	1.00%	2.50%
	Dec.31,2006	*2.00%*	*2.80%*	-	*2.50%*
Expected return on plan assets	Dec. 31,2007	5.00%	6,95%-7,78%	4.50%	6.50%
	Dec.31,2006	*4.50%*	*6,65%-7,61%*	*4.50%*	*6.50%*
Rate of salary increase	Dec. 31,2007	1,50%-5,00%	4.45%	1.50%	3,50%-4,50%
	Dec.31,2006	*1,50%-5,00%*	*4.30%*	*1.50%*	*3,50%-4,50%*
Retirement age	Executives Non executives	63 / 65 year old 61 year old	65 year old	64 year old	65 year old 60 year old

Asset allocation and effective rate of return as of December 31, 2007:

	France		UK		Europe other		USA/Canada	
	%	Effective rate of return	%	Effective rate of return	%	Effective rate of return	%	Effective rate of return
Shares	21.3%	8.2%	80.2%	8.1%	30.2%	7.1%	58.0%	7.7%
Bonds and liabilities	62.7%	4.2%	17.2%	4.9%	51.9%	3.8%	35.0%	4.7%
Property	12.6%	6.7%	1.3%	7.4%	10.5%	4.8%		
Cash and equivallent	3.4%	4.0%	1.3%	6.1%	7.4%	1.5%	7.0%	3.0%

History of commitments:

(in € millions)	**Dec. 31, 2007**	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004 (*)	Dec 31, 2003 (*)
Commitments	**663.1**	721.4	674.2	62.0	58.0
Fair value of assets	**293.5**	281.3	248.9	0.0	0.0
Provision	**392.9**	416.5	403.5	61.0	57.0
Experience adjustments	**28.7**	15.1	NA	NA	NA
in % of commitments	***4%***	***2%***			

(*) Figures for Sagem Group only are not comparable

2.6.21.1.1. Defined retirement plans

a) Presentation of benefits

- In France

A supplemental defined benefit retirement plan was implemented by Snecma in 1985 and closed on June 30, 1995 using a step mechanism that allows eligible employees with the company as of that date to maintain their benefits, in whole or in part.
Eligible employees who were at least 60 years of age on July 1, 1995 had their previous time with the company bought at a rate of 2% per year in which contributions were made, in the form of capital. Eligible employees who were between 45 and 55 years of age on July 1, 1995 had their potential benefits frozen as of July 1, 1995 and calculated at a rate of 1.86%, provided that they stay with the company until the close-out of their retirement. Eligible employees who were between 55 and 60 years of age on July 1, 1995 benefit from the incremental benefit based on their actual and total years of service, at a rate of 1.86%.
With the exception of those in this last age group, executives were then moved to a new supplemental defined contribution retirement plan. Group companies affected by this change were SAFRAN (for Snecma employees), Snecma, Snecma Services, Snecma Propulsion Solide, Hispano-Suiza, Messier-Bugatti, Messier-Dowty, Messier Services, Aircelle and Turbomeca.
The plan is funded by contributions to an insurance company which then manages payment of the pensions. On January 1, 2005, the insurance company was changed.
The Sagem Group companies have no plans of this nature.
As of December 31, 2007 only 789 claimants remain in active service and the last retirement is planned for 2013.

- Abroad

  - Great Britain

There are two pension funds involving Messier-Dowty/Messier Services Ltd and Aircelle Ltd. These pension funds are "contracted out," which means they replace the mandatory supplemental retirement plan. They are managed by trusts. Employees participate in the funding through salary-based contributions. The contribution breakdown between employers and employees is on average 71% for the employer and 29% for the employee.

  - Euro Zone

The commitments primarily concern Techspace Aero in Belgium. In April 1997, the company subscribed to an insurer for a contract guaranteeing employees the payment of a lump-sum or a pension at the time of death or retirement. The amount paid is based on the employee category, age, term of service and final salary. The benefit is funded in full by employer contributions.

  - Switzerland

Vectronix AG set up a retirement plan mutualized with Leica, the former shareholder of Vectronix AG. This defined benefit plan was intended for retired and active employees of Vectronix AG. In June 2006, Vectronix AG terminated the contract with Leica, with effect as of December 31, 2006. Vectronix's assets were subsequently removed from the Leica fund, whose future had become uncertain and transferred to another insurer, Gemini, which granted Vectronix full independence in the management of its plan. In addition, at the time of this transfer, Vectronix AG purchased retirement annuities from the new insurer.

  - Canada

Two pension plans exist within Messier-Dowty Inc. and Hispano-Suiza Canada (spin-off of Messier-Dowty Inc.): one plan for workers and a second plan for executives and top management. These plans are financed by employer (83%) and employee (17%) contributions.

b) Financial position

(in € millions)	France	Other	**Dec.31, 2007**	Dec 31, 2006
Commitments	29.7	336.3	**366.0**	397.0
Fair value of assets	10.0	283.4	**293.4**	281.2
Provision	22.3	63.7	**86.0**	99.9
Unrecognized elements	(2.6)	(10.8)	**(13.4)**	15.9
- Actuarial adjustments	*(2.6)*	*(11.5)*	***(14.1)***	*15.1*
- Past service cost	*0.0*	*1.3*	***1.3***	*1.5*
- Unrecognized assets	*0.0*	*(0.6)*	***(0.6)***	*(0.7)*

(in € millions)	Commitments *(a)*	Fair value of assets *(b)*	Unrecognized items *(c)*	Provision *= (a)-(b)-(c)*
Situation as of Jan. 1st, 2007	**397.0**	**281.2**	**15.9**	**99.9**
A. Pension scheme's charge				
Current service cost	13.1			
Interest cost	18.9			
Expected return on plan assets		20.7		
Recognized actuarial gains/losses			(1.2)	
Change in scope of consolidation	(0.1)			
Past service costs			(0.1)	
Total Pension scheme's charge	**31.9**	**20.7**	**(1.3)**	**12.5**
B. Employer's charge				
Employer's contributions		20.5		
Benefits paid	(11.0)	(11.0)		
Total Employer's charge	**(11.0)**	**9.5**	**-**	**(20.5)**
C. Other recognized elements				
Unrecognized net assets				
Effect of change	(24.2)	(21.2)	0.9	
Reclassification to assets held for sale	(3.3)	(1.3)		
Total other recognized elements	**(27.5)**	**(22.5)**	**0.9**	**(5.9)**
Change in provision				**(13.9)**
D. Other unrecognized elements				
Employee's contributions	4.7	4.7		
Actuarial gains/losses on period	(29.1)	(0.2)	(28.9)	
Past service cost on period				
Total Other unrecognized elements	**(24.4)**	**4.5**	**(28.9)**	
Situation as of Dec.31, 2007	**366.0**	**293.4**	**(13.4)**	**86.0**

2.6.21.1.2. Retirement termination payments

a) Presentation of benefits

- In France

This heading includes commitments in respect of statutory termination payments due on retirement and asbestos-related compensation in Snecma Propulsion Solide.

- Abroad

This heading includes commitments under early retirement plans in Sagem ORGA GmbH, Snecma Services Brussels and Vectronix AG.
At Vectronix AG, the plan was discontinued as of December 31, 2006, triggering the immediate recognition of all actuarial gains and losses.

b) Financial position

(in € millions)	France	Other	**Dec.31, 2007**	Dec 31, 2006
Commitments	264.4	5.7	**270.1**	294.1
Fair value of assets	0.1	-	**0.1**	**0.1**
Provision	274.1	5.7	**279.8**	**286.3**
Unrecognized elements	(9.8)	-	**(9.8)**	**7.7**
- Actuarial adjustments	*(12.2)*	*0.0*	***(12.2)***	*5.1*
- Past service cost	*2.4*	*0.0*	***2.4***	*2.6*
- Unrecognized assets	*0.0*	*0.0*	***0.0***	*0.0*

(in € millions)	Commitments *(a)*	Fair value of assets *(b)*	Unrecognuzed elements *(c)*	Provision *= (a)-(b)-(c)*
Situation as of Jan. 1st, 2007	**294.1**	**0.1**	**7.7**	**286.3**
A. Pension scheme's charge				
Current service cost	13.8			
Interest cost	12.9			
Expected return on plan assets				
Recognized actuarial gains/losses	0.4		(0.2)	
Change in scope of consolidation	0.1		0.3	
Past service costs			(0.1)	
Total Pension scheme's charge	**27.2**	-	-	**27.2**
B. Employer's charge				
Employer's contributions		0.1		
Benefits paid	(16.8)	(0.1)		
Total Employer's charge	**(16.8)**	-	-	**(16.8)**
C. Other recognized elements				
Unrecognized net assets				
Effect of change				
Reclassification to assets held for sale	(18.5)		(1.6)	
Total other recognized elements	**(18.5)**	-	**(1.6)**	**(16.9)**
Change in provision				**(6.5)**
D. Other unrecognized elements				
Employee's contributions				
Actuarial gains/losses on period	(15.9)		(15.9)	
Past service cost on period				
Total Other unrecognized elements	**(15.9)**	-	**(15.9)**	
Situation as of Dec.31, 2007	**270.1**	**0.1**	**(9.8)**	**279.8**

2.6.21.1.3. Other employee benefits

a) Presentation of benefits

- In France

This heading mainly comprises commitments in respect of long-service awards, loyalty premiums and executive bonuses granted at Sagem Télécommunications, Sagem Mobiles, Sagem Défense Sécurité and Safran Informatique.

- Abroad

The companies that were concerned by the Sagem Communication Germany and Sagem Communication Austria jubilee benefits are no longer included in the consolidation scope as of December 31, 2007.

b) Financial position

(in € millions)	France	Other	Dec.31, 2007	Dec 31, 2006
Commitments	27.0	0.0	**27.0**	30.3
Fair value of assets			-	-
Provision	27.0	0.0	**27.0**	30.3
Unrecognized elements	na	na	**na**	na

(in € millions)	Commitments = provision
Situation as of Jan. 1st, 2007	**30.3**
A. Pension scheme's charge	
Current service cost	2.7
Interest cost	1.2
Expected return on plan assets	
Recognized actuarial gains/losses	(2.6)
Change in scope of consolidation	
Past service costs	0.2
Total Pension scheme's charge	**1.5**
B. Employer's charge	
Employer's contributions	
Benefits paid	(2.2)
Total Employer's charge	**(2.2)**
C. Other recognized elements	
Unrecognized net assets	
Effect of change	
Reclassification to assets held for sale	(2.6)
Total other recognized elements	**(2.6)**
Change in provision	**(3.3)**
D. Other unrecognized elements	
Employee's contributions	
Actuarial gains/losses on period	
Past service cost on period	
Total Other unrecognized elements	**-**
Situation as of Dec.31, 2007	**27.0**

2.6.21.1.4. Contributions to defined contribution plans

The cost for the year with respect to defined contribution plans amounted to €228 million and breaks down as follows:

- Contributions to general retirement plans: €218 million
- Contributions to Art. 83 * supplemental retirement plan: €10 million

* Plan set up within the main French companies of the former Snecma Group structure.

2.6.22 Borrowings subject to specific terms and conditions

Movements in this item break down as follows:

(in € millions)	
December 31, 2006	**573**
New advances received	41
Advances repaid	(57)
Discounting reversal	25
Interest cost	4
Translation adjustments	4
Changes in scope of consolidation	-
December 31, 2007	**590**

These borrowings mainly correspond to French State repayable advances.

2.6.23 Interest-bearing liabilities

Interest-bearing liabilities break down as follows:

(in € millions)	Interest-bearing current liabilities	Interest-bearing non-current liabilities	Total
December 31, 2006	**699**	**463**	**1,162**
Increase in borrowings	11	18	29
Decrease in borrowings	-	(96)	(96)
Movement in short term bank facilities	(157)	-	(157)
Changes in scope of consolidation	(30)	9	(21)
Translation adjustments	(5)	(6)	(11)
Reclassification (*)	(16)	9	(7)
December 31, 2007	**502**	**397**	**899**

(*) of which € (7) millions in liabilities held for sale

a) Description of main borrowings

Main medium-term borrowings at inception:

- European Investment Bank borrowings (E.I.B.): €272 million (€344 million as of December 31, 2006)
  This borrowing consists of five draw-downs with an average fixed rate of 3.2%, repayable in six-monthly equal installments of the principal with the final payment due July 2012; amount falling due within one year: €72 million.
  For certain draw-downs, the E.I.B. may request that a reserve account pledged in its favor be credited in the amount of the annual debt service charge if, upon publication of the half-yearly and annual financial statements, the financial covenants are not complied with.

- Employee savings financing under the Group Employee Savings Plan: €187 million (€143 million as of December 31, 2006)
  The interest rate is set annually and indexed to the 5-year Treasury Bill rate (4.56% in 2007 and 3.56% in 2006). The maximum maturity is 5 years and the amount falling due within one year is €83 million.

- Messier Bugatti lease in an amount of US$59 million (€40 million) [compared to US$ 60.5 million (or €46 million) as of December 31, 2006]
  This lease bears a fixed rate of 5.2% and includes €7 million falling due within one year. This lease is guaranteed by the parent company, Messier-Bugatti SA.

The other medium-term borrowings are comprised of immaterial amounts.

Main short-term borrowings:

- Treasury notes: €147 million (€376 million as of December 31, 2006)
  This amount comprises several draw-downs performed at market terms and conditions, with maturities of between 1 and 6 months.
- Financial current accounts with non-consolidated subsidiaries: €29 million (€72 million as of December 31, 2006)
  Interest is indexed to the overnight rate of the account currency (EUR, GBP or USD).
- C.A.I.D.F. short-term borrowing: €80 million (€50 million as of December 31, 2006)
  This loan comprises a draw-down at market terms and conditions with a maximum maturity of 6 months.

Other short-term borrowings are comprised of immaterial amounts.

b) Non-current interest-bearing liabilities (portion > 1 year at inception)

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Finance lease borrowings	49	68
Other long-term loans	348	395
Total interest-bearing non-current liabilities	**397**	**463**

c) Current interest-bearing liabilities (< 1 year)

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Finance lease borrowings	14	12
Other long-term loans	179	165
Accrued interest not yet due	7	5
Long-term interest-bearing current liabilities from the outset	**200**	**182**
Commercial paper	147	376
Short-term bank facilities and equivalent	155	141
Short-term interest-bearing current liabilities from the outset	**302**	**517**
Total interest-bearing current liabilities	**502**	**699**

d) Analysis by maturity

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Maturing in		
1 year	502	699
2 to 5 years	352	405
Over 5 years	45	58
Total	**899**	**1,162**

e) Analysis by currency

Borrowings and long-term debt break down by currency as follows:

	Dec. 31, 2007		Dec. 31, 2006	
(in currency millions)	**devises**	**euros**	**devises**	**euros**
Euros	594	594	872	872
U.S. dollars	212	144	229	174
Canadian dollars	93	64	76	50
Pound sterling	56	77	39	58
Other		20		8
Total		**899**		**1,162**

f) Fixed-rate and floating-rate liabilities

	Non current				Current			
	Dec. 31, 2007		Dec. 31, 2006		Dec. 31, 2007		Dec. 31, 2006	
(in € millions)	Base	Interest rate	Base	Interest rate	Base	Interest rate	Base	Interest rate
Fixed rate	265	3.44%	364	3.58%	99	3.60%	102	3.52%
Floating rate	132	4.69%	99	4.07%	403	4.94%	597	4.21%
Total	**397**	**3.86%**	**463**	**3.69%**	**502**	**4.67%**	**699**	**4.11%**

2.6.24 Trade and other payables

These items break down as follows:

(in € millions)	Dec. 31, 2006	Movement during the period	Changes in scope of consolidation	Translation adjustments	Other (*)	Dec. 31, 2007
Operating liabilities	**5,886**	**502**	**13**	**(31)**	**(325)**	**6,045**
Credit balances on trade receivables	572	30	-	(1)	(30)	571
Advance payments from customers	2,448	310	12	(3)	(18)	2,749
Operating payables	2,169	120	(3)	(26)	(237)	2,023
Operating current account	1	2	2	-	(2)	3
Employee-related liabilities	696	40	2	(1)	(38)	699
Other liabilities	**504**	**(6)**	**5**	**(6)**	**(25)**	**472**
Other liabilities	234	(22)	5	(5)	(33)	179
Deferred income	270	16	-	(1)	8	293
Premiums on currency options received before the due date	-	-	-	-	-	-
Total	**6,390**	**496**	**18**	**(37)**	**(350)**	**6,517**

(*) among which (343) M€ related to liabilities held for sale

Trade payables carry no interest and fall due in less than one year.

Deferred income primarily concerns Messier Bugatti for €51 million (non-recognition of revenue) and Snecma for €128 million (including revenue recognized under the percentage of completion method of €38 million).

Trade and other payables fall due as follows:

(in € millions)	< 12 months	> 12 months
Operating liabilities	5,625	420
Other liabilities	309	163
Total	**5,934**	**583**

2.6.25 Other non-current and current liabilities

2.6.25.1 Other non-current liabilities

(in € millions)	Dec. 31,2006	Movements during the period	Changes in scope of consolidation	Translation adjustments	Reclassification (*)	Dec. 31,2007
Payables on purchase of property, plant and equipment	53	28	4	-	(16)	69
Payables relating to employees taking early retirement	46	(11)	-	1	(11)	25
Payables on purchase of financial assets	13		-	-	(11)	2
Total	**112**	**17**	**4**	**1**	**(38)**	**96**

(*) of which € (10) millions in liabilities held for sale

2.6.25.2 Other current liabilities

(in € millions)	Dec. 31, 2006	Movements during the period	Changes in scope of consolidation	Reclassification (*)	Dec. 31, 2007
State aid, accrued payables	34	(9)	-	(1)	24
State - other taxes and duties	116	18	-	(19)	115
Total	**150**	**9**	**-**	**(20)**	**139**

(*) of which € (20) millions in liabilities held for sale

2.6.26 Summary of borrowings

The fair value of these liabilities is calculated using estimated repayment forecasts and discounted at the closing interest rate for liabilities bearing no interest or at a floating rate.

December 31, 2007	Carrying value			
(in € million)	Financial liabilities at amortized cost	Financial liabilities at fair value	**Total**	Fair value
Borrowings subject to specific terms and conditions	590		**590**	590
Interest bearing liabilities - non current	397		**397**	381
Interest bearing liabilities - current	502		**502**	502
Trade and other payables	2,023		**2,023**	2,023
Current accounts	3		**3**	3
Derivative financial instruments- liabilities		4	**4**	4
Total financial liabilities	**3,515**	**4**	**3,519**	**3,503**

December 31, 2006 (in € million)	Carrying value Financial liabilities at amortized cost	Financial liabilities at fair value	Total	Fair value
Borrowings subject to specific terms and conditions	573		**573**	573
Interest bearing liabilities - non current	463		**463**	446
Interest bearing liabilities - current	699		**699**	699
Trade and other payables	2,169		**2,169**	2,169
Current accounts	1		**1**	1
Derivative financial instruments- liabilities		2	**2**	2
Total financial liabilities	**3,905**	**2**	**3,907**	**3,890**

The net financial position of the Group is as follows:

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Cash and cash equivalents	730	743
Interest-bearing current and non-current liabilities	899	1,162
Net debt	**(169)**	**(419)**

2.6.27 Workforce

The Group's average workforce over the year breaks down as follows:

	France	Abroad	Total
Aerospace Propulsion	18,143	2,507	**20,650**
Aircraft Equipment	9,996	8,846	**18,842**
Defense security	6,670	2,574	**9,244**
Communications	1,763	1,443	**3,206**
Other	559	14	**573**
Total	**37,131**	**15,384**	**52,515**

The workforce, including non-consolidated companies, totals 57,383.

The breakdown of the workforce of French companies by socio-professional category is as follows:

Executives	11,900
Supervisors	1,147
Technicians	11,938
Administrative employees	2,961
Workers	9,185
Total	**37,131**

The above figures include the workforce of the following proportionately consolidated companies (in the amount of percentage of consolidation):

Shannon Engines Support	17
Europropulsion	43
Ningbo Bird Sagem Electronics Ltd	1,295
Sofradir	135
Ulis	38
Famat	238
Wuhan Tianyu Information	134
Total	**1,900**

2.6.28 Interests in joint ventures

The Group has interests accounted for using proportionate consolidation (the contribution is recognized line by line in the financial statements) in the following companies:

- CFM International Inc. and CFM International SA: coordination of the CFM56 engine program with General Electric and marketing,
- Shannon Engine Support Ltd: leasing of CFM56 engines, modules, equipment and tooling to airline companies,
- Famat: manufacture of large casings subcontracted by Snecma and General Electric,
- Europropulsion: research, development, testing and manufacture of solid propergol propulsion systems,
- ULIS: manufacture of uncooled infrared detectors,
- SOFRADIR: manufacture of cooled infrared detectors,
- Ningbo Bird Sagem Electronics Co, Ltd: manufacture of mobile telephones using Sagem technology (mainly modules) for Bird for the Chinese market and for Sagem in the rest of the world,
- Wuhan Tianyu Information Industry Co, Ltd: manufacture of smart cards.

The Group's share in the various financial headings of these subsidiaries, which is included in the consolidated financial statements, is as follows:

(in € millions)	**Dec. 31, 2007**	**Dec. 31, 2006**
Current assets	272	290
Non-current assets	284	267
Current liabilities	353	350
Non-current liabilities	26	20
Operating income	249	221
Operating expenses	(207)	(175)
Finance (costs)/income	(7)	(5)
Income tax expense	(19)	(13)
Net profit for the period	16	28
Cash flows relating to operating activities	101	54
Cash flows relating to investing activities	(85)	(71)
Cash flows relating to financing activities	(17)	13

2.6.29 Related parties

2.6.29.1 Related party transactions

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Sales to related parties	1 458	1 591
Purchases from related parties	(103)	(103)
Receivables on related parties	659	767
Payables on related parties	948	785
Financial commitments	340	340

Related parties primarily consist of the French State and entities controlled by the French State.

2.6.29.2 Management compensation

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Short-term benefits	**7.2**	9.7
Post employment benefits	**1.6**	1.7
Other long term benefits	**-**	-
Terminal payments	**3.3**	1.4
Share based benefits	**0.4**	2.9

Management comprises the members of the Supervisory Board, the members of the Management Board and the members of SAFRAN's Senior Management. Data on compensations in respect of "short-term benefits" are provided on a gross basis. They include the sums paid over fiscal year 2007 and the provision for the variable portion that will be paid in 2008.

2.6.29.3 Relations between SAFRAN and its subsidiaries

The main financial flows between SAFRAN and its subsidiaries concern the following:

- Cash pooling is performed at SAFRAN Group level. As such, cash pooling agreements exist between SAFRAN and each of the Group companies governing the terms and conditions of advances and investments.

- A foreign currency risk management policy is also implemented centrally by the head company for the entire SAFRAN Group, which seeks to protect the economic performance of operating subsidiaries from random foreign currency fluctuations (mainly in the U.S. dollar) and optimize the quality of hedges implemented via a portfolio of hedging instruments.

- Pursuant to the provisions of Article 223A of the French General Tax Code (*Code général des impost*), SAFRAN is liable for the entire income tax charge and the minimum tax charge due by the tax group comprising itself and its tax consolidated subsidiaries.

  In accordance with the tax group agreement, tax group subsidiaries bear their own tax charge as if they were not members of the tax group and pay the corresponding amounts to SAFRAN, as their contribution to the Group tax payment.

- Services rendered by the holding company to its subsidiaries are generally billed to beneficiaries based on assistance agreements.

2.6.30 Contingent liabilities

In accordance with Law 2004-391 of May 4, 2004 governing professional training and the local branch agreement of July 20, 2004, the Group's French companies grant their employees the right to individual training of a minimum of 20 hours per calendar year up to a maximum total of 120 hours.

The Group's French companies are gradually integrating this new element into the scope of in-service training and skills development negotiations.

2.7 Consolidated statement of cash flow

The statement of cash flow is prepared using the indirect method, whereby net cash flow from operating activities is determined by adjusting net profit or loss. The impact of changes in exchange rates shows the impact of exchange rate fluctuations between the beginning and the end of the year and the impact of such fluctuations on the opening cash and cash equivalents balance.

2.7.1 Cash and cash equivalents

Cash and cash equivalents comprise time deposit and sight deposit accounts and marketable securities.

Cash and cash equivalents have a term of less than 3 months and are convertible to a known amount of cash. The breakdown of these amounts is shown in Section 2.6.18.

2.7.2 Purchases of intangible assets and property, plant and equipment

These items break down as follows:

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Intangible assets	(254)	(352)
Property, plant and equipment	(466)	(462)
Movement in amounts payable to suppliers of intangible assets	1	6
Movement in amounts payable to suppliers of tangible assets	44	13
Movement in amounts receivable on disposals of tangible assets	-	1
Revenue from disposals of intangible assets	1	3
Revenue from disposals of tangible assets	35	102
Total	**(639)**	**(689)**

2.7.3 Material non-cash transactions

The Group performed certain transactions which did not have an impact on cash and cash equivalents.

They mainly concern:	In € million
- depreciation, amortization, impairment and provisions	901
- impact of changes in the value of financial instruments (1)	392
- other	(23)
	1,270

(1) This impact is primarily the result of the Group's decision to apply so-called speculative accounting from July 1, 2005 and therefore to recognize in net finance costs/income the change in fair value of its financial instruments from this date.

2.7.4 Group accounting policy

Under Group accounting policy, dividends received and interest received or paid are classified in operating activities.

2.7.5 Cash flow from discontinued operations

The breakdown of this item is shown in the Consolidated statement of cash flow.

Cash flow discontinued operations breaks down as follows:

	€million
- Cash flow from operating activities	95
- Cash flow in investing activities	(33)
- Cash flow from financing activities	1
	63

This total cash flow has been used in order to :

- Reimburse intercompany financial debt with the Group	(64)
- Finance other intercompany financial items with the Group, including working capital	(7)
	(71)

The net cash flow from discontinued therefore amounts to	**(8)**

2.8 Management of market risks and derivative financial instruments

The main risks to which the Group is exposed as a result of financial instruments are foreign currency risk, interest rate risk on cash flows, equity risk, counterparty risk and liquidity risk.

	December 31, 2007		December 31, 2006	
(in € millions)	Assets	Liabilities	Assets	Liabilities
Interest rate risk	-	-	-	-
Receive floating/pay fixed interest rate swaps	-	-	-	-
Receive fixed/pay floating interest rate swaps	-	-	-	-
Exchange rate risk	*126*	*(4)*	*397*	*(2)*
Currency swaps	8	-	-	-
Buy and sell forward currency contracts	55	(4)	397	(2)
Currency option contracts	63	-	-	-
Other financial derivatives	-	-	-	-
Total	**126**	**(4)**	**397**	**(2)**

2.8.1 Exposure to foreign currency risk

Most sales in the Aerospace Propulsion and Aircraft Equipment branches are transacted in US dollars, which is virtually the sole currency used in the civil aviation industry. Accordingly, the net excess of revenues over operating expenses for these activities totaled US$4,96 billion for the year (€3.9 billion for 2006). The hedging policy described below is aimed at safeguarding the Group's profitability and ensuring a steady flow of income.

In addition, the Communications Branch purchases a portion of its components in US dollars. As the resulting exposure is very short term, it is managed separately. The resulting net exposure totaled US$816 million for 2007 (US$910 million for 2006), excluding discontinued operations.

2.8.1.1 Hedging policy

There are two basic principles to the Group's foreign currency risk management policy:

- to safeguard the economic performance of the Group from random US dollar fluctuations;
- to optimize the quality of hedging whenever possible without jeopardizing the first principle.

Safeguarding the economic performance means setting minimum US dollar exchange rate parity over an applicable term. Minimum parity corresponds to a US dollar exchange rate that allows SAFRAN to meet its operating income objectives.

2.8.1.2 Management policy

The method adopted consists of managing the hedging instrument portfolio such that the hedge rate does not fall below a minimum base threshold.

Protection measures primarily involve the use of forward contracts and option purchases (call €/put US$).

If the rate falls below the minimum threshold, optimization measures are implemented, primarily involving option sales (call US$/put €).

Option sales represent anticipated hedging of future sales. On implementation, their exercise price is always more favorable than the most recent forward sales contracts.

2.8.1.3 Financial instruments

The financial derivative instruments held, consisting of forward contracts, swaps or options, are used for hedging highly probable future flows on one hand, the latter being determined based on the order book and the budget forecasts, and on the other hand, the net balance sheet position made up of the trade receivables and payables and cash denominated in foreign currencies.

The portfolio of financial derivatives is broken down as follows:

	December 31, 2007				December 31, 2006			
(in million currencies)	Fair value	Contract notional amount	< 1 year	1 to 5 years	Fair value	Contract notional amount	< 1 year	1 to 5 years
Forward exchange contracts								
Sell USD	55	2 891	2 891	-	397	3 050	2 722	328
Of which sell USD buy EUR	*40*	*2 780*	*2 780*	-	*365*	*2 796*	*2 468*	*328*
Buy USD	(4)	(58)	(35)	(23)	(2)	(158)	(158)	-
Of which buy USD sell EUR	-	-	-	-	*(2)*	*(158)*	*(158)*	-
Sell GBP buy EUR	-	1	1	-	-	16	16	-
Buy JPY sell EUR	-	-	-	-	-	(1 000)	(1 000)	-
Currency swaps	**8**				-			
Of which sell USD buy EUR	*2*	*126*	*126*	-	-	-	-	-
Currency option contracts	**63**				-			
Buy put	*63*	*2 330*	*2 330*	-	-	-	-	-
Sell call	-	*226*	*226*	-	-	-	-	-
Total	**122**				**395**			

Fair value amounts are stated in million euros, notional amounts are stated in million currencies

At year-end 2007, no derivative instrument hedges the net balance sheet position. The whole portfolio of derivatives is globally used for hedging the future sales flows denominated in foreign currencies.

The Group balance sheet exposure to the foreign currency exchange rate risk is summarized as follows:

	December 31, 2007				December 31, 2006			
(in million currencies)	USD / EUR	USD / GBP	USD / CAD	JPY / EUR	USD / EUR	USD / GBP	USD / CAD	JPY / EUR
Total assets	1,490	248	113	625	1,319	103	117	362
Total liabilities	1,162	182	150	326	1,119	81	98	2,254
Net balance sheet position	**328**	**66**	**(37)**	**299**	**200**	**22**	**19**	**(1,892)**
Financial derivatives designated as hedge	-	-	-	-	365	11	14	(1,000)
Net balance sheet position after the impact of hedging instruments	**328**	**66**	**(37)**	**299**	**(165)**	**11**	**5**	**(892)**
Derivative instruments hedging future transactions	5,098	111	8	-	2,284	209	19	-

The balance sheet sensitivity to a change in the EUR/USD exchange rate by +/- 5% is as follows :

(In € millions)	December 31, 2007		December 31, 2006	
Impacts on the net balance sheet position	USD		USD	
Closing rate	1.47		1.32	
Assumptions	-5%	+5%	-5%	+5%
Impact on the net balance sheet position after the impact of hedging instruments	12	(11)	7	(6)
Impact of the remeasurement of the derivatives that do not hedge the balance sheet position	(138)	147	(84)	94

2.8.2 Interest-rate risk management

Group exposure to fluctuations in interest rates encompasses two types of risk:

- price risk in respect of fixed-rate financial assets and liabilities. Interest rate fluctuations impact the market value of fixed-rate financial assets and liabilities;
- cash-flow risk in respect of floating–rate financial assets and liabilities. Interest rate fluctuations have a direct impact on the Group's future profit or loss.

Within the framework of its general policy, the Group arbitrates between these two risks, using where necessary interest rate swaps and options.

The Group did not hold any market instruments as of December 31, 2007.

Most of the medium term debt is raised at fixed interest rate. So the interest rate risk is not significant. With regard to these items, an interest rate change of +/- 1% would generate income/ costs of €3.8 million (compared to €1.5 million in 2006).

2.8.3 Equity risk management

Safran's exposure to fluctuations in stock market prices concerns Embraer shares, its only listed shares.
A 5% decrease in the price of these shares would have a net negative impact on equity of €3.2 million (compared to €3.3 million as of December 31, 2006).

2.8.4 Counterparty risk management

The Group is exposed to potential counterparty risk from the following transactions:

- Short-term investments;
- Derivative instruments,
- Customer accounts,
- Financial guarantees granted to customers.

Financial investments are diversified and consist of blue-chip securities that are traded with first-tier banks rated "AA" at a minimum.

The sole purpose of the Group's derivative transactions is to reduce overall exposure to currency and interest rate risk resulting from ordinary business activities. Transactions are limited to organized markets or over-the-counter trading with first-tier traders.

Counterparty risk related to customer accounts is limited due to the significant number of customers in the portfolio and their geographical diversity.

As of December 31, 2007, no material counterparty risk had been identified by the Group that was not provided for in the financial statements.

The financial asset maturity schedule is presented in Note 2.6.19.2.

2.8.5 Liquidity risk management

Treasury management is centralized within the Group: where permitted by local legislation, all surplus cash and financing requirements of subsidiaries are invested with or financed by the parent company at market terms and conditions. The central cash team manages the current and forecast financing requirements of the Group and ensures the Group's ability to meet its financial commitments while maintaining a level of available cash and confirmed credit facilities which is compatible with the Group's size and borrowing repayment schedule.
Due to its low level of indebtedness and the existence of unused liquidity lines, the Group is relatively insensitive to liquidity risk.
Certain long-term financing arrangements secured in 2003 and 2005 comprise financial covenants.

The following two limit ratios are applied:

- Net borrowings and long-term debt/EBITDA < 2.5
- Net borrowings and long-term debt/shareholders' equity < 1

The terms "Net borrowings and long-term debt", "EBITDA" and "Shareholders' equity" are English translations of the French terms, defined as follows:

- Net borrowings and long-term debt: borrowings and long-term debt (excluding repayable advances) less marketable securities and cash and cash equivalents.
- EBITDA: the sum total of net operating income and net charges to depreciation, amortization and provisions.
- Shareholders' equity: shareholders' equity is comprised of the Group's share of equity and minority interests.

For 2007, these ratios were determined using the consolidated adjusted financial statements.

Available confirmed credit lines totaled €1,295 million as of December 31, 2007.

In addition, the Group entered into a real estate lease finance contract of €70 million for a future investment. The project should be completed during the second quarter of 2009.

2.9 Off-balance sheet commitments

2.9.1 Endorsements, guarantees and other commitments

2.9.1.1 Commitments in respect of current activities

The various commitments given by the SAFRAN Group are as follows:

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Employee-related commitments	20	20
Commitments given to customers (completion warranties, performance bonds)	256	324
Commitments given to third parties by SAFRAN on behalf of its subsidiaries	499	443
Commitments given to customs authorities by SAFRAN on behalf of its subsidiaries	103	41
Commitments arising from role as EIG member	2	5
Liability guarantees given	22	25
Actuarial differences	(23)	24
Other commitments	186	65
Total	**1,065**	**947**

The various commitments received by the SAFRAN Group are as follows:

(in € millions)	Dec. 31, 2007	Dec. 31, 2006
Commitments received from banks on behalf of suppliers	12	11
Completion warranties	15	8
Endorsements, guarantees received	8	17
Other commitments received	77	12
Total	**112**	**48**

The various commitments given and received with respect to discontinued operations amounted to €37 million and €4 million, respectively.

2.9.1.2 Other commitments and contractual obligations

The Group also recognizes obligations or commitments to make future payments:

	Total	Period to maturity		
(in € millions)		less than 1 year	1 to 5 years	More than 5 years
Long term borrowings at inception	**534**	186	332	16
Finance lease commitments	**63**	14	20	29
Operating lease commitments	**151**	46	71	34
Irrevocable purchase commitments	-	-	-	-
Other long term commitments	-	-	-	-
Total	**748**	246	423	79

Lease payments recognized in profit or loss for the year amounted to €77 million.

2.9.2 Vendor warranties

Vendor warranties are given or received on the acquisition or sale of companies. As of December 31, 2007, no such warranties had been called and none required the recording of a provision in the Group's consolidated financial statements.

2.9.3 Capital expenditure commitments

As of December 31, 2007, capital expenditure commitments totaled €229 million (excluding discontinued operations).

2.9.4 Financial guarantees granted as part of the sale of Group products

These guarantees generated risks in the gross amount of US$377 million as of December 31, 2007. This amount does not, however, reflect the actual risk to which Safran is exposed, as the commitments are counter-guaranteed by the value of the underlying assets, in other words, the aircraft pledged. Accordingly, the net residual risk, as calculated using the valuation model, is provided for in full in the financial statements.

2.10 Disputes and litigation

Except for the matters described below, neither SAFRAN nor any of its subsidiaries are, or have been, notably during the last 12 months, parties to any government, legal or arbitration proceedings likely to have or that have had, in the recent past, a significant adverse effect on the financial position, business, results or assets of SAFRAN and/or the Group. To SAFRAN's knowledge, no proceeding of this type is contemplated by governmental authorities or third parties. A provision is only booked to cover the expenses that may result from these proceedings when the expenses are probable, and their amount may be either quantified or estimated. The amount of the provisions booked is based on an evaluation of the level of risk for each case, and does not primarily depend on the status of the proceedings, although it is specified that the occurrence of events during the proceeding may nonetheless lead to a reevaluation of the risk. Safran believes that it has set aside adequate provisions to cover the risks of general or specific proceedings, either in progress or possible in the future.

- Turbomeca's liability has been cited within the scope of an expedited legal proceeding by the public prosecutor of Turin, concerning a helicopter accident which took place in April 2003 in the Italian Alps, for which the causes are still unknown. Civil parties have submitted claims for damages totaling €4.6 million.

- Turbomeca's liability could be incurred following an accident in March 2005 in India, which led to the death of three persons and left two others seriously injured. To date, no amount has been established with respect to the claim.

- Turbomeca's liability could be incurred following an accident in July 2005 in Sacramento, California, which led to the death of two persons and left a third person seriously injured. To date, no amount has been established with respect to this claim, but a law suit was filed by the victims and their families before the Sacramento Federal Court on July 13, 2006.

- At the beginning of 2006, a customer filed legal action against Snecma for compensation for the material consequences of an aircraft accident in April 2005. The customer is claiming an amount of €36 million.

No provision have been set aside for these claims as the liability of the companies concerned is sufficiently covered by the Group's insurance policy.

- SAGEM Défense Sécurité was notified by a customer of late completion penalties of €40 million. In addition, a supplier filed legal action against SAGEM Défense Sécurité for alleged abrupt and abusive termination of commercial relations, claiming compensation of €30 million. The estimated financial consequences of these two disputes are significantly lower than the amounts claimed and are more than covered by total provisions for contingencies and losses set aside by SAGEM Défense Sécurité as of December 31, 2007.

- In July 2007 three suppliers filed legal action against SAFRAN and its subsidiaries Sagem Communication and Sagem Défense Sécurité and the latter's subsidiary Sagem Sécurité, for abuse of an economic dependence and purchasing power position and abrupt and abusive or threatened abrupt and abusive termination of commercial relations Given the current stage of proceedings, with only Sagem Télécommunications (formerly Sagem Communication) still subject to legal action, the amount claimed of €14.6 million, which has no serious basis, is not provided as of December 31, 2007.

- Legal action was filed against Messier-Bugatti in 2002 by a supplier for alleged abusive termination of a joint development project, supposedly leading to the misappropriation of know-how in favor of a competitor. The supplier appealed against a decision of the lower court which dismissed its claim. The potential financial consequences of this dispute are considerably lower than the amount claimed of €33 million and more than covered by total provisions for contingencies and losses set aside by Messier-Bugatti as of December 31, 2007.

- At the end of 2002, a group of French manufacturers including the former Snecma Group was collectively the subject of a request for arbitration by a common customer, for a sum which, according to the claimant, would not be less than US$260 million and for which the group of manufacturers may be jointly liable with regard to the claimant. This demand relates to the performance of past contracts entered into by these manufacturers and in which Snecma's participation was approximately 10 %. All the manufacturers concerned contest this claim. An agreement was signed, whereby the manufacturers concerned by the arbitration request waived their right to invoke legal statute of limitation periods and the claimant withdrew its request for arbitration in June 2003, although reserving the right to submit a new claim for a greater amount. SAFRAN has not recorded a provision at this point.

- On June 22, 2006, a legal action was raised against SAFRAN, SAFRAN USA, Inc., Cinch Connectors, Inc. and Cinch Connectors Limited, joint and severally with three Group employees, for alleged inappropriate behavior in the sale of Cinch Connectors, Inc. and Cinch Connectors Limited, allegedly stopping a potential buyer from obtaining bank finance for the transaction. As no serious basis substantiating even partially the claim for compensation of US$95 million has as yet been identified, SAFRAN has not set aside a provision at this point.

- At the end of 2007, ongoing tax audits commenced in 2006 had not significantly changed the impacts recorded at the end of 2006, except for a revised assessment notified in respect of the rules governing the allocation of the tax expense between the Snecma parent company and its consolidated subsidiaries up to the end of 2004. The risk amounts to €14 million and has not set aside a provision at the end of 2007, the company is contesting the tax adjustment.

At the end of 2006, SAFRAN received a revised assessment from the French Tax Office for an amount of €11.7 million, based on documents obtained during an ongoing preliminary investigation into the facts surrounding the payment by SAGEM SA – between 2001 and 2003 – of commission to local intermediaries for the alleged purpose of corrupting public agents of the Federal Republic of Nigeria, with the alleged aim of being awarded the State's electronic ID card contract. SAFRAN brought an independent legal action in order to obtain all useful information concerning the facts of which it is accused and any potential liability. Based on contesting information provided by Safran in 2007, the French Tax Office agreed to suspend the current procedure until completion of the legal procedures. The partial provision set aside in respect of this risk at the end of 2006 was maintained in 2007.

2.11 Subsequent events

SAFRAN and The Gore Group finalized the sale of the Broadband business on January 25, 2008 (see Note 2.6.16).

SAFRAN

2, boulevard du Général Martial-Valin
75724 Paris Cedex 15 - France

Tel.: +33 (0)1 40 60 80 80
Fax: +33 (0)1 40 60 81 02

www.safran-group.com

END